Exhibit 1

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

November 29, 2011

FORWARD

Tabular dollars are in thousands of Canadian dollars, except per share amounts or unless otherwise indicated. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Statements included in this Management’s Discussion and Analysis that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs,

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

industry structure and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market or business conditions; opportunities that may be presented to and pursued by Shaw; Shaw’s ability to execute its strategic plans; changing conditions in the entertainment, information and communications industries; industry trends; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in this report under the heading “Known events, trends, risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Corporation provides certain financial guidance for future performance as the Corporation believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

I.	INTRODUCTION TO THE BUSINESS

A.	Company overview – core business and strategies

Shaw Communications Inc. (“Shaw” or the “Company” or “Corporation”) is a diversified Canadian communications and media company whose business is providing consumers with broadband cable television, Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw Media operates the second largest conventional television network in Canada, Global Television, and 18 specialty networks. It provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.

Shaw’s business is encapsulated within its vision statement: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.”

Shaw’s strategy is to maximize shareholder value through the generation of free cash flow.1 The key elements of this strategy include: leveraging its network infrastructure and programming assets to offer customers a wider variety of products and services; enhancing existing products to provide greater value to customers; providing best-in-class 24/7/365 service; bundling product offerings to provide value to both Shaw and the customer; and focusing on sound capital management and operational efficiencies to maintain a competitive edge.

The strategy also includes promoting brand awareness, strengthening the Shaw name from coast to coast. The Shaw brand is synonymous with diverse product offerings and exceptional customer service.

During 2011 the Company operated three principal business segments: (1) Cable – comprised of cable television, Internet, Digital Phone and Business Solutions operations; (2) Satellite - comprised of direct-to-home (“DTH”) and Satellite Services; and (3) Media - comprised of television broadcasting. As a percentage of Shaw’s consolidated revenues for the year ended August 31, 2011, the Cable, Satellite and Media divisions represented approximately 64%, 17% and 19% of Shaw’s business, respectively. During 2011 Shaw’s businesses generated consolidated revenues of $4.74 billion.

A fourth business segment, Wireless, was in the development/construction stage during 2010 and 2011. During 2008 the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint. In March 2010 the Company commenced activities on a traditional wireless infrastructure build and late in 2011, after completing a strategic review of this initiative, concluded that the economics as a new entrant would be extremely challenging, even with the Company’s established base and considerable strengths and assets. Shaw decided to not pursue a traditional wireless business and instead plans to focus on initiatives that align with leveraging its Media and programming assets and strengthening its leadership position in broadband and video.

The description of these operating business segments, including more specific details for the last three fiscal years follows.

[1]	See definitions under key performance drivers on page 20.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

B.	Description of the business

(i)	Cable

Shaw’s Cable operations provide Cable television, Internet, and Digital Phone services to residential and business customers. These services are delivered through an extensive fibre optic and co-axial cable distribution network.

Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable television. In past years, it enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments, and the plant and network is essentially fully digital and two-way capable. These investments enabled Shaw to leverage its existing network and expand its service offerings to include digital programming, On Demand programming, High Definition (“HD”) television including three dimensional (“3D”) HD, Internet, and Digital Phone. During 2011 Shaw commenced a major upgrade of its network to convert television analog tiers to digital (the Digital Network Upgrade “DNU”). This upgrade is expected to triple the capacity of the Shaw network and allow the Company to expand its Internet, HD and On Demand offerings. Shaw’s investments in plant infrastructure will accommodate further growth opportunities. Shaw continues to invest in technology initiatives to recapture bandwidth and optimize its network, including increasing the number of nodes on the network and using advanced encoding and digital compression technologies such as MPEG-4.

To take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations, Shaw has consolidated its position as the dominant provider of cable services in Western Canada. Approximately 71% of the Company’s cable television subscribers are clustered in and around five major urban markets in Western Canada: Vancouver and Victoria, British Columbia; Calgary and Edmonton, Alberta; and Winnipeg, Manitoba. The balance of Shaw’s subscribers are mainly in smaller regional clusters, linked via fibre either to each other or to larger markets. These markets include the Okanagan region, British Columbia (Kamloops, Kelowna, Penticton, Vernon); Saskatoon/Prince Albert/Moose Jaw/Swift Current, Saskatchewan; and Thunder Bay/Sault Ste. Marie/ Hamilton, Ontario.

Shaw continues to acquire cable systems to complement its cable “clustering” strategy. During fiscal 2011 Shaw completed the acquisition of Lake Broadcasting and Sun Country Cablevision cable systems located in the interior region of British Columbia. During fiscal 2010 Shaw completed the acquisition of Mountain Cablevision, a cable system located in Hamilton, Ontario, and in 2009 Shaw acquired the cable system located in and around Campbell River, British Columbia.

Shaw has a customer-centric strategy designed to deliver high-quality customer service, simplicity and value to its customers through various bundled service offerings for its video, Internet and Digital Phone services. The benefits of bundling to customers include the convenience of “one-stop shopping” and value pricing. The benefits to Shaw include retention of existing customers (churn reduction); attraction of new customers; incremental penetration as customers upgrade to additional services offered in a bundle; and operational efficiencies through centralized billing and customer care.

A more detailed description of each of the principal operations comprising the Company’s Cable Segment is set forth below.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Cable Television

The Company’s initial core business was cable television services, which today provides the customer base and physical infrastructure for much of the Company’s distribution service businesses. The Company is one of the largest cable television providers in Canada. As at August 31, 2011, Shaw served approximately 2.3 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and certain portions of Ontario), representing approximately 32% of the Canadian cable television market.

The Company’s cable television business is operated through its extensive fibre optic and co-axial cable distribution network. Shaw’s fibre backbone and interconnect network link its cable systems and subscribers together. Shaw receives originating television signals at its head-end sites and re-transmits these signals via its network to customers’ homes in its cable serving areas. Digital cable customers receive additional services via digital cable terminals (“DCTs”) which translate encrypted signals delivered to customers’ homes over Shaw’s network.

Digital cable significantly expands the range of services that may be offered to a subscriber and extends programming capacity. Digital cable, which is delivered by the Company’s network to DCTs deployed in subscribers’ premises, also enhances picture and sound quality and provides the platform from which Shaw has launched, and expects to continue to be able to launch, new revenue-generating video and interactive services. Shaw offers customers a variety of DCTs for purchase or rent.

To its Digital subscribers, Shaw also offers On Demand viewing options, including impulse Pay-Per-View (“PPV”) and Video-on-Demand (“VOD”) services. The PPV service allows customers to select and pay for specific programs which are available on various channels with different start times. The VOD service enables customers to select programming from a library of titles through an on-line ordering system or directly through the interactive program guide, and to view the programming on their television at a time of their choosing, with pause, skip backward and skip forward functionality. On Demand programming includes movies, sports, concerts and other special events, with prices dependent on the nature of the programming. Shaw also offers a wide variety of free On Demand programming including hit TV series, movies, events, music videos and more. Shaw offers On Demand programming in over 98% of its footprint.

As at August 31, 2011 the Company had approximately 1,820,000 Digital subscribers, representing a penetration rate of over 79% of Basic cable subscribers. Of the Digital customers, over 910,000 have HD capabilities. Shaw continues to launch HD channels which offer superior picture detail and sound quality in a format that fully utilizes the capabilities of wide screen, HD ready televisions. In support of HD, Shaw offers for purchase or rent DCTs which support the decoding and processing of HD content, as well as DCTs which incorporate HD and Personal Video Recorder (“PVR”) features.

Internet

Leveraging its cable television infrastructure, Shaw provides high-speed Internet access services to residential and small business subscribers in almost all of its operating areas. The Company currently offers a wide variety of residential Internet service levels to match the speed, usage and budget requirements of its subscribers. Similar to its residential Internet service, Shaw also offers a variety of Internet services for small and medium business customers. As at

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

August 31, 2011 there were approximately 1,880,000 subscribers (connected and scheduled installations) to Shaw’s Internet access services.

In providing its Internet access services, Shaw deploys cable modems, generally based on DOCSIS 2.0 or 3.0 specifications. This technology has enabled the Company to increase the capabilities and reliability of its network by increasing the capacity and throughput of both the upstream and downstream portions of Shaw’s cable infrastructure. Upgrades and enhancements of its capital infrastructure are ongoing and include the DNU, building up the Company’s Internet backbone, and decreasing the average node size.

During 2011 Shaw conducted an extensive consultation process which allowed its Internet customers to share their ideas on Internet usage allowances and billing. As a result of these consultations, Shaw launched new Internet packages with higher speeds and expanded usage allowances, including an industry leading 250 Mbps service using DOCSIS 3.0 technology to meet the increasing data needs of its subscribers. Currently, the 250 Mbps service is available in approximately 5% of the Company’s footprint, and will be rolled out to additional areas as analog television tiers are converted to digital.

In 2011 Shaw also launched a 1 Gigabit Internet service in limited service areas. The service utilizes Fibre-to-the-Premises (“FTTP”) and will be able to support new, cutting-edge broadband applications that require faster download speeds.

In 2010 Shaw introduced the Shaw Wireless Gateway, a modem and router in one, providing customers a secure, fast Wi-Fi connection to the Internet and in 2009 Shaw made significant investments to improve the speed and performance of its Internet services that increased the speed of services by 50% and launched a 100 Mbps service.

Shaw operates two Internet data centres in Calgary, Alberta and several smaller regional centres. The data centres allow the Company to manage its Internet services exclusively, providing e-mail service directly to its customers using “@shaw.ca” e-mail addresses, provisioning web space, and managing backbone connectivity and peering arrangements. The centres also host Shaw customers’ most popular web content locally.

Shaw recently announced its plans to build a managed carrier-grade Wi-Fi network that will extend a customer’s broadband experience beyond their home. Wi-Fi is in virtually all portable consumer devices and customers are actively seeking Wi-Fi hotspots to reduce data costs and improve their wireless broadband experience. Shaw, working with Cisco, will become the first service provider in Canada to deliver secure and reliable wireless broadband in thousands of locations. During 2011 the Company also commenced construction of a new data centre in Calgary that will allow it to stay ahead of the technology curve being able to handle new innovations as they come, such as the Wi-Fi network initiative. The data centre incorporates energy efficient cooling systems allowing Shaw to reduce the environmental impact. The centre is planned to be complete in the spring of 2014.

Digital Phone

In 2005, Shaw entered the “triple play” market of voice, video and data services with the launch of Shaw Digital Phone, a reliable, fully featured and affordable residential telephone service. Since then, the Company continued to expand its Digital Phone footprint and offers the service to 96% of homes passed. As at August 31, 2011 it had approximately 1,230,000 Digital Phone lines (primary and secondary lines on billing plus pending installs).

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Shaw Digital Phone offers several packages tailored to meet the needs of residential subscribers with varying levels of included long distance and calling features. Professional installation, access to E-911 (enhanced 911 emergency service), directory and operator services, and around-the-clock (24/7/365) customer support are included in the Digital Phone service at no additional cost to subscribers. Similar to the residential packages, Shaw offers commercial voice services, including a variety of Shaw Business products for home based or smaller businesses and a Primary Rate Interface (“PRI”) service for medium and larger businesses.

Shaw Digital Phone utilizes PacketCable technology and DOCSIS specifications. Customers’ existing phone lines are connected into modems usually installed at the location of the central wiring in the customers’ premises. The modem converts the voice conversation (sounds waves) into digital IP packets that are carried to an IP-based telephone switch (“softswitch”). At this point, the packets are transformed again into traditional telephone signals for connection to the public switched telephone network or may be routed through the IP network to the called party.

Unlike internet phone providers who use the internet to route calls, Shaw’s Digital Phone service uses Shaw’s own private managed broadband network and the public switched telephone network to route calls, allowing the Company to ensure a consistent level of quality and reliability to its phone customers.

During 2011 Shaw Digital Phone services were made available in a number of smaller communities in British Columbia, Alberta and Manitoba. In 2010 the Company launched Digital Phone service in various markets, including Campbell River, Winfield, Kimberly and Fernie in British Columbia, as well in Stony Plain and expansions in the surrounding areas of Lethbridge, and Red Deer, all in Alberta.

Shaw Business

Shaw Business is responsible for the development and management of the national fibre network that is the primary Internet backbone for Shaw’s broadband Internet customers. This backbone network is also used to carry Shaw Digital Phone capacity and video signals. In addition, Shaw Business provides services to small and medium size business, Internet Service Providers (“ISPs”), cable companies, broadcasters, governments and other organizations that require end-to-end Internet, data and voice connectivity. Shaw Business is a major account and wholesale provider offering third parties advanced high speed data connectivity and Internet services in Canada and the United States. Its offerings currently include data, voice and video transport and Internet connectivity services. It also continues to establish public and private peering arrangements and high speed connections to major North American, European and Asian network access points and other tier-one backbone carriers.

Shaw Business has built both its fibre network and its customer base to promote future revenue growth. Its network includes multiple fibre capacity on two diverse cross-North America routes. The Company’s southern route principally consists of approximately 6,400 route kilometres (4,000 miles) of fibre located on routes between Vancouver (via Calgary, Winnipeg, Chicago, Toronto and Buffalo) and New York City and between Vancouver and Sacramento. The northern route consists of approximately 4,000 route kilometres (2,500 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) and Toronto. This route provides redundancy for the existing southern route. Shaw Business also maintains a marine route consisting of approximately 330 route kilometres (200 miles) located on two fibres from Seattle to Vancouver Mainland (via Victoria). In addition, Shaw Business has secured additional

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

capacity to connect the cities of Toronto (via Montreal and Boston) to New York City, Seattle to Vancouver and Edmonton to Toronto.

(ii)	Satellite

Shaw’s Satellite operations own and lease, directly and indirectly, satellite transponders that receive and amplify digital signals and transmit them to receiving dishes located within the footprint covered by the satellite. Shaw Direct and Satellite Services businesses share the satellite infrastructure distributing digital video and audio signals to different markets (residential and business), thereby allowing the Company to derive distinct revenue streams from different customers using a common platform.

Satellite interests in these transponders are set forth in the table below.

Satellite	Transponders	Nature of Satellite Services Interest
Anik F2	18 Ku-band	Owned
	6 Ku-band	Leased
	2 Ku-band (partial)	Leased

Anik F1R	28 Ku-band	Leased
	1 C-band	Leased
	1 C-band (partial)	Leased

Intelsat Galaxy 16	1 Ku-band (partial)	Leased

During 2010, Satellite entered into agreements to acquire capacity on a new satellite, Anik G1, expected to be available in late calendar 2012. The capacity will provide additional bandwidth for expanded customer choice, including new HD channels and other advanced services.

A more detailed description of each of the principal operations comprising the Company’s Satellite Segment is set forth below.

Shaw Direct

Shaw Direct is one of three DTH satellite operators licensed by the CRTC to deliver digital subscription video and audio programming services from satellites directly to subscribers’ homes and businesses. Shaw Direct began its national roll-out of digital DTH services in 1997 and, as at August 31, 2011, had approximately 909,000 subscribers.

The market for Shaw Direct’s digital DTH services can be divided into three principal categories: households not served by cable and typically having access to a limited number of broadcast services; households underserved by cable (i.e. served by cable systems that offer fewer than 80 channels); and households that receive full service cable (80 or more channels), primarily in urban areas. Other potential customers include commercial, institutional and recreational facilities interested in video and audio programming.

With dual satellites (Anik F2 and Anik F1R) whose signals are received by subscribers through an elliptical dish, as at August 31, 2011, Shaw Direct offered over 500 digital video and audio channels with a programming line-up offering the majority of television services that are available in Canada, including local over-the-air broadcasters, national networks, specialty channels, U.S. and foreign channels, adult programming and ethnic services. Shaw Direct’s subscribers have the option of choosing from a menu of programming packages designed to

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

target and accommodate subscriber interests, primary language, income level and type of household. Such packages are marketed through Shaw Direct and a nation-wide distribution network of third party retail locations.

Shaw Direct continues to transition to advanced modulation and encoding technology, including MPEG-4, for its programming allowing it to increase its channel capacity. As part of its commitment to enhance its service offerings, over 30 standard and high definition channels were added during 2011. As at August 31, 2011, Shaw Direct offered 79 HD channels.

With the new satellite expected to be available in late 2012, Shaw Direct’s satellite television services capacity will expand by 30 percent through 16 additional national transponders. The new transponders will provide bandwidth for expanded subscriber choice, including new HD channels and other advanced services. The additional transponders will also provide enhanced service quality, acting as important in-orbit back-up capacity. In 2011 Shaw Direct began to install compatible outdoor equipment so that many customers will be able to immediately access the new capacity once it is available.

Satellite Services

Satellite Services operations include two primary businesses, Shaw Broadcast Services and Shaw Tracking.

Shaw Broadcast Services redistributes television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the U.S., referred to as a satellite relay distribution undertaking (“SRDU”), and provides uplink and network management services for conventional and specialty broadcasters on a contract basis.

The redistribution of signals to cable companies and other operators is known in Canada as SRDU services. Shaw Broadcast Services currently provides SRDU and signal transport services to approximately 400 distribution undertakings, primarily cable operators, and redistributes 350 television signals and over 100 audio signals in both English and French to multi-channel system operators. Shaw Broadcast Services also offers HITS/QT and QT Plus (Headend In the Sky/Quick Take), which allow small and medium size cable companies to offer digital signals to subscribers with a substantially reduced capital outlay. HITS/QT and QT Plus facilitate increased availability and penetration of digital services in Canada and thereby add incremental revenues to Shaw Broadcast Services from the additional services provided to smaller cable companies.

Shaw Broadcast Services’ uplink and network management services include backhaul (transport of signals to the uplink site), uplink (delivery of signal to the satellite so that it can be distributed to cable operators and other distributors), bandwidth, authorization and signal monitoring. Shaw Broadcast Services currently provides such services to over 130 specialty and pay broadcasters across Canada, as well as to Canadian pay audio providers.

Shaw Tracking provides asset tracking and communication services to approximately 600 companies in the transportation industry in Canada, with over 40,500 vehicles using its services. Shaw Tracking’s services capture all related information pertaining to an asset (i.e. location, performance and productivity measures) and effectively integrate into a carrier’s fleet management system. Via satellite, cellular and Bluetooth networks, Shaw Tracking provides immediate real time visibility to a company’s fleet and freight. Shaw’s services and solutions target a wide variety of segments of transportation across Canada.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

(iii)	Media

In May 2010, the Company entered into agreements to acquire, subject to various regulatory approvals, 100% of the broadcasting business of Canwest Global Communications Corp. (“Canwest”) including CW Investments Co. (“CW Media”), the company that owned the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. During 2010, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media for total consideration of approximately $750 million, including acquisition costs. Also during 2010, the Competition Bureau cleared Shaw’s acquisition and the Ontario Superior Court of Justice issued a sanction order approving the related consolidated plan of compromise, arrangement and reorganization. In late October 2010 the CRTC approved Shaw’s application to assume control of Canwest’s broadcasting business and the outstanding portions of the acquisition closed on October 27, 2010. The total consideration, including debt assumed, was approximately $2.0 billion.

In 2010, the portion of the investment acquired during that year was accounted for as an equity investment. In 2011 the Media results were equity accounted until October 27, 2010, at which time the balance sheet and results of operations were consolidated.

The acquisition of Shaw’s Media business included the Global Television Network (“Global”), and a leading portfolio of Specialty services. Technology is driving change in the Canadian Broadcasting system, transforming content distribution and viewership. This strategic acquisition allows Shaw to unite broadcasting services and content with its advanced distribution platforms to offer customers strong choices in this rapidly evolving landscape.

The Canadian television broadcasting market is comprised of a number of English, French, and third language stations and services that operate in different segments of the market. The “Conventional” broadcast sector includes government owned public networks, such as the Canadian Broadcasting Corporation (“CBC”), as well as privately owned station groups and networks, such as Global and the CTV Television Network (“CTV”). The “Specialty and Pay” sector includes Specialty television services, such as Showcase, History, HGTV Canada, TSN (owned by CTV), and Sportsnet (owned by Rogers Communications Inc), which provide special interest programming including news, sports, arts, lifestyle and entertainment programming.

Global reaches over 95% of Canada’s population through 12 over-the-air (“OTA”) conventional television stations. Global offers a programming mix of entertainment programs and news that includes hit programs such as House, the reality series Survivor, NCIS:LA, and Glee. Global offers news through its early-evening network newscast Global National, which garners almost one million viewers every weekday, and delivers local news programs to a number of markets. Global is planning to expand its news line-up in 2012 with the launch of morning news programming in select cities across Canada. In 2011 Global also launched the Global Video application, compatible with the iPad, iPhone and iPod Touch, which offers viewers an exciting new way to access the network’s library of premium content.

The Specialty television services owned and operated in the Media division comprise 18 channels, including Showcase, HGTV Canada, Food Network Canada, Slice and TVtropolis. The Company also has an interest in various non-operated channels including two French language specialty television services and two English language specialty television services.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

The following table sets forth all of the Specialty services in which the Company holds an interest:

Specialty Services Operated	% Equity Interest
Showcase	100%
Slice	100%
History Television	100%
HGTV Canada	67%
Food Network Canada	51%
Showcase Action	100%
Showcase Diva	100%
National Geographic Canada	50%
BBC Canada	50%
Twist TV	100%
IFC Canada	100%
DIY	67%
TVtropolis	67%
MovieTime	100%
DejaView	100%
Fox Sports World Canada	100%
Mystery	50%
Global Reality	100%

Specialty Services Not Operated	% Equity Interest
Historia	50%
Series+	50%
Dusk	49%
The Cave	49%

C.	Seasonality and other additional information concerning the business

(a)	Seasonality and customer dependency

Although financial results of the Cable and Satellite business segments are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and varying levels of promotional activity undertaken by the Company. Shaw’s Cable and Satellite businesses generally are not dependent upon any single customer or upon a few customers.

The Media business segment financial results are subject to fluctuations throughout the year due to, among other things, seasonal advertising and viewing patterns. In general, advertising revenues are higher during the fall, the first quarter, and lower during the summer months, the fourth quarter. Expenses are incurred more evenly throughout the year. The Specialty Services are dependent on a small number of broadcast distribution undertakings (“BDUs”) for distribution of the services.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

(b)	Environmental matters

Shaw has not made, and does not anticipate making, any significant capital expenditures to comply with environmental regulations. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

(c)	Foreign operations

Shaw does not have material foreign assets or operations.

Shaw Business U.S. Inc., a wholly-owned subsidiary of the Company, has entered into an indefeasible right of use (“IRU”) with respect to a portion of a United States fibre network and owns certain other fibre and facilities in the United States. Shaw Business U.S. Inc. commenced revenue-generating operations in the United States in 2002. Its revenues for the year ended August 31, 2011 were not material.

(d)	Employees

As at August 31, 2011, the Company employed approximately 12,500 persons.

D.	Government regulations and regulatory developments

Substantially all of the Corporation’s business activities are subject to regulations and policies established under various Acts (Broadcasting Act (Canada) (“Broadcasting Act”), Telecommunications Act (Canada) (“Telecommunications Act”), Radiocommunication Act (Canada) (“Radiocommunication Act”) and Copyright Act (Canada) (“Copyright Act”)). Broadcasting and telecommunications are generally administered by the CRTC under the supervision, respectively, of the Department of Canadian Heritage (Canadian Heritage) and Department of Industry (Industry Canada).

Pursuant to the Broadcasting Act, the CRTC is mandated to supervise and regulate all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires BDUs to give priority to the carriage of Canadian services and to provide efficient delivery of programming services. The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. Shaw’s businesses are dependent upon licenses (or operate pursuant to an exemption order) granted and issued by the CRTC and Industry Canada.

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable telecommunication services of high-quality. The CRTC has the authority to forbear from regulating certain services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for that service to protect the interests of users. All of Shaw’s telecommunication retail services have been forborne from regulation and are not subject to price regulation. However, regulations do impact certain terms and conditions under which these services are provided.

The technical operating aspects of the Corporation’s businesses are also regulated by technical requirements and performance standards established by Industry Canada, primarily under the Telecommunications Act and the Radiocommunication Act.

Pursuant to the Copyright Act, the Copyright Board of Canada oversees the collective administration of copyright royalties in Canada including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs.

The sections below include a more detailed discussion of various regulatory matters and recent developments specific to Shaw’s businesses.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Licensing and ownership

For each of its cable, DTH and SRDU undertakings, the Corporation holds a separate broadcasting license or is exempt from licensing. In November 2010 the majority of the Corporation’s licensed cable undertakings were renewed by the CRTC for a five-year period ending August 31, 2015. The licenses of the Corporation’s DTH and SRDU undertakings were valid until August 31, 2010 pursuant to their last substantive licence renewal decisions, but have subsequently been extended, by short-term administrative renewals, to February 29, 2012. Going forward, it is possible that Shaw’s SRDU undertaking will be exempt from CRTC licensing pursuant to a proceeding commenced by the CRTC in May 2011 to consider a possible exemption order for SRDU undertakings. This proceeding could, as described below in the section entitled “The potential for new or increased fees through regulation”, lead to the payment of additional regulatory charges by the SRDU. Shaw has never failed to obtain a license renewal for its cable, DTH or SRDU undertakings.

The Company also holds a separate license for each of its conventional OTA television stations and each specialty service. These CRTC broadcasting licenses must be renewed from time to time and cannot be transferred without regulatory approval. The majority of the Corporation’s licenses for its OTA television stations and specialty services expired on August 31, 2011 and were renewed for a five-year term effective September 1, 2011 and ending August 31, 2016. The renewal decision replaced previous requirements for conventional OTA broadcasters to exhibit “priority programming” hours in prime time, and for specialty service licensees to meet specific Canadian content expenditure requirements on a service-by-service basis. Instead, approximately 30% of the overall revenue of substantially all of the Corporation’s conventional OTA and specialty television service licensees must be directed to expenditures on Canadian content. In addition, 5% of such expenditures by both conventional OTA and specialty services must be specific categories of Canadian programs defined as “programs of national interest”. These group-based expenditure requirements comprise part of conditions of license of television and specialty services owned by the Corporation and provide the Corporation with flexibility with respect to satisfying regulatory requirements pertaining to the broadcast of Canadian programming.

The potential for new or increased fees through regulation

Effective September 1, 2009, each licensed BDU contributes 1.5% of its gross revenues derived from Broadcasting to the Local Programming Improvement Fund (“LPIF”) to support local television stations operating in non-metropolitan markets. The CRTC has indicated that it will consider the appropriate long-term provisions for the LPIF. Exempt systems are not required to contribute to the LPIF.

In October 2008 the CRTC announced a change in its policy regarding the delivery of distant signals by licensed BDUs. Under the new policy, licensed cable BDUs must obtain the consent of an OTA broadcaster to deliver its signal in a distant market. DTH distribution undertakings can distribute a local over-the-air television signal without consent within the province of origin, but must obtain permission to deliver the over-the-air television signal beyond the province of origin unless the DTH distribution undertaking is required to carry the signal on its basic service. The CRTC determined in its 2008 policy that broadcasters and licensed BDUs should negotiate the terms of distant signal delivery but provided for arbitration where an agreement cannot be reached.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

In May 2011 the CRTC released its new DTH satellite distribution policy, pursuant to which it will require Shaw Direct to distribute, in standard definition, all conventional OTA stations that conform with LPIF eligibility requirements by January 1, 2013. The CRTC did not introduce any specific rules with respect to the permitted scope of distribution of local stations or any new rights of remuneration.

In March 2010 the CRTC introduced a new regime to allow privately-owned local television stations to negotiate a value for the distribution of their programming with cable and satellite companies. The CRTC is uncertain as to its authority to implement this regime and sought clarification of its jurisdiction to do so under the Broadcasting Act by reference of the matter to the Federal Court of Appeal. In February 2011 the Federal Court of Appeal ruled, by a 2-1 majority, that the CRTC has the required jurisdiction. Major broadcast distribution companies, including the Corporation, have been granted leave to appeal the Federal Court of Appeal’s decision to the Supreme Court of Canada. Depending on the outcome of the appeal, it is possible that a negotiated monetary and/or non-monetary compensation regime could arise.

Finally, the CRTC proceeding considering the exemption of SRDU services from licensing, noted above, also proposes to extend CRTC oversight to the business of satellite uplink and transport of pay and specialty television programming services by way of the same SRDU exemption order. Historically, the CRTC’s oversight of SRDU undertakings related only to their distribution of OTA television and radio stations. The Commission’s proposed exemption order, published for public comment, includes a condition requiring an exempt SRDU to continue contributing 5% of its revenue, now defined to also include revenue from the uplink and transport of pay and specialty services, to support Canadian programming. If the CRTC proceeds to introduce the proposed exemption order, new regulatory fees or charges could be imposed upon this business.

Access rights

Shaw’s cable systems require access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. In December 2010 the CRTC issued Telecom Decision 2010-900, significantly increasing the rates (including a retroactive component dating back to July 2009) for licensees, such as the Corporation, to attach their facilities to support structures of incumbent telecom carriers. Cable carriers, including the Corporation, applied to the Commission requesting a review and variance of the decision, but the application was denied.

Digital Phone, New Media and Internet

Regulation of the incumbent local exchange carriers (“ILECs”), competitors of Shaw’s Digital Phone business, is now largely governed by the current Government’s deregulatory initiatives. Specifically, in December 2006, the Governor in Council directed the CRTC to “rely on market forces to the maximum extent feasible as the means of achieving the telecommunications policy objectives, and when relying on regulation to use measures that are efficient and proportionate to their purpose and that interfere with the operations of competitive market forces to the minimum extent necessary to meet the policy objectives”. Over the past several years this has resulted in numerous forbearance orders being granted to TELUS Corporation (“TELUS”), Manitoba Telecom Services Inc. (“MTS”), BCE Inc. and/or Bell Canada (collectively “Bell”), and SaskTel that cover the majority of Shaw’s operating territory.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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The CRTC recently reviewed the obligations of carriers to provide service and to subsidize the provision of services to customers living in high cost areas. As a result of the review, the CRTC reduced the number of high-cost serving areas that were eligible for subsidy and eliminated the subsidy granted to competitive phone providers such as Shaw. These changes will result in a decrease in the percentage of contribution by the Corporation to fund local telephone service in high cost serving areas, and will also eliminate any subsidy that Shaw was receiving for providing telephone service in rural or remote areas. Following the completion of this review, the CRTC received applications from certain incumbent telephone providers requesting an increase in subsidy amounts in rural and remote areas where competitors do not operate. If the CRTC were to approve such requests for increased subsidy, any benefits to Shaw gained through the initial CRTC review would be reduced by an increase in its contribution obligations.

In June 2009 the CRTC issued its decision on “new media” by extending its exemption of the provision of new media undertakings for another five years. It also decided against imposing any regulatory measures, including financial contribution requirements on ISPs, to support Canadian new media content.

In August 2009 the CRTC initiated a reference to the Federal Court of Appeal on the legal question of whether the Broadcasting Act applies to ISPs. Shaw participated in the Federal Court of Appeal Reference on June 1, 2010 and submitted that ISPs are not subject to the Broadcasting Act. In July 2010 the Federal Court of Appeal issued a decision finding that the Broadcasting Act does not apply to ISPs. Leave to appeal that decision to the Supreme Court of Canada was obtained by certain cultural groups, and Shaw’s written arguments were filed in September 2011. A hearing is tentatively scheduled for January 2012. If the Broadcasting Act is found to apply to ISPs, the CRTC could seek to introduce regulatory measures in support of Canadian content on ISPs.

Shaw is mandated by the CRTC to provide Third Party Internet Access (“TPIA”) service, which enables independent ISPs to provide Internet services at premises served by Shaw’s network. The CRTC recently reviewed the billing model for TPIA services, TPIA rates and whether, and how, usage based billing may be applied to TPIA services. In the decision that followed its review, the CRTC approved two billing models, a flat-rate model in which the TPIA rate includes access and usage and a capacity-based model in which access and capacity usage are billed separately. Shaw is currently approved to provide TPIA service under the flat-rate model although Shaw may elect to move to a capacity-based model in the future. As part of its decision, the CRTC approved TPIA rates for Shaw that are lower than its previously approved rates.

In late 2010 Parliament passed anti-spam legislation, which has not yet come into force. Canada’s anti-spam legislation (CASL) sets out a comprehensive regulatory regime regarding on-line commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. Compliance with CASL will require Shaw to review and update its current practices with respect to marketing and other communications with customers.

Shaw and other telecommunications providers will also need to review and may be required to upgrade their interception and other systems to comply with new and anticipated lawful access requirements. Parliament is expected to introduce new legislation that will enhance law enforcement agencies’ (“LEAs”) access to information held by Internet and telecommunications service providers, such as Shaw. Those requirements are expected to closely resemble the provisions of Bill C-50, Bill C-51 and Bill C-52, which were introduced in the previous

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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Parliament but were not passed. They include obligations to disclose customer information without a court order; intercept communications if requested by LEAs; and preserve and facilitate access to surveillance data. The Province of Alberta also recently passed the Missing Persons Act, which enhances LEAs’ ability to access customer records to assist in locating missing persons.

Digital transition

In July 2009 the CRTC identified the major markets where it expects conventional television broadcasters to convert their full-power OTA analog transmitters to digital transmitters by August 31, 2011. The conversion from analog to digital is expected to free up spectrum for government auction.

The Corporation has completed the digital transition in all mandatory markets as of August 31, 2011 and currently contemplates converting transmitters in non-mandatory markets during fiscal 2012 through 2016.

Vertical integration proceeding

Historically, the Commission has examined issues arising from vertical integration on a case-by-case basis when assessing change of control applications. In view of increasing industry consolidation and vertical integration, the CRTC recently initiated a hearing to review the regulatory framework relating to vertical integration. A decision pursuant to this proceeding was issued in September 2011.

The Commission recognizes that vertical integration can be beneficial and that it also has potential to enable preferential treatment. Accordingly, it is introducing new safeguards in addition to various regulatory mechanisms that already exist, including a prohibition on the distribution of television programs on an exclusive basis on new media and a reverse onus of proof in cases where undue preference is alleged in connection with the terms of distribution of any programming service. New measures also include a code of conduct governing commercial relations and interactions between and among broadcast distributors, programmers and new media undertakings, and a standstill requirement prohibiting a distribution undertaking from changing the terms of distribution or carriage pending the resolution of a dispute. Uncertainty remains as to the ultimate impact of the CRTC decision introducing the new safeguards. Eleven follow-up proceedings will be conducted to clarify the way in which such safeguards will be implemented and the code of conduct will be applied on a case-by-case basis when disputes arise. The new safeguards could impact efficiencies and innovation that could otherwise be realized by the Corporation.

Limits on non-Canadian ownership and control for broadcasting undertakings

Non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. Neither the holding company nor the licensee may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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The same restrictions apply to Canadian carriers pursuant to the Telecommunications Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian. The same restrictions are also contained in the Radiocommunication Act and associated regulations. Shaw must file a foreign ownership compliance report annually with the CRTC confirming that it meets the Canadian ownership requirements for Canadian carriers.

The Corporation’s Articles contain measures to ensure the Corporation is able to remain compliant with applicable Canadian ownership requirements and its ability to obtain, amend or renew a license to carry on any business.

In June 2010 the Minister of Industry initiated a public consultation on foreign investment restrictions in the telecommunications sector with the goal of encouraging investment, innovation and competition. The consultation paper released presented three options for consideration: (1) increase the limit for direct foreign investment in broadcasting and telecommunications carriers to 49 percent; (2) lift restrictions on telecommunications carriers with a 10-percent market share or less, by revenue, or (3) remove telecommunications restrictions completely. Shaw participated in the consultation and has expressed support for an increase of direct foreign investment limits for broadcasting undertakings to 49% in order to ensure competitive parity among all participants in the broadcasting and telecommunications industries. The Minister of Industry is expected to report on the result of the consultation. It is possible that the consultation and report could lead to proposed legislative changes to the foreign investment rules.

E.	Key performance drivers

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

FINANCIAL MEASURES:

i)	Revenue

Revenue is a measurement determined in accordance with Canadian and US generally accepted accounting principles (“GAAP”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by Canadian or US GAAP. The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

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ii)	Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Consolidated Statements of Income and Retained Earnings. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

Relative increases period over period in operating income before amortization and in operating margin are indicative of the Company’s success in delivering valued products and services, and engaging programming content to its customers in a cost-effective manner.

iii)	Free cash flow

The Company uses free cash flow as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

($000’s Cdn)	2011	2010(5)	2009(4)(5)
Cable free cash flow(1)	400,924	362,656	341,115
Satellite free cash flow(2)	104,762	152,484	164,960
Media free cash flow(3)	97,341	–	–

Consolidated free cash flow	603,027	515,140	506,075

(1)	The reconciliation of free cash flow for cable is provided on page 53.
(2)	The reconciliation of free cash flow for satellite is provided on page 58.
(3)	The reconciliation of free cash flow for media is provided on page 60.
(4)	Free cash flow for 2009 has not been restated to exclude stock-based compensation.
(5)	The presentation of segmented free cash flow has been adjusted to reflect on a gross basis intersegment transactions. As a result, Cable free cash flow has decreased and Satellite free cash flow has increased by $3,398 and $3,342 for 2010 and 2009, respectively.

Free cash flow for cable and satellite is calculated as operating income before amortization, less interest, cash taxes paid or payable on income, capital expenditures (on an accrual basis) net of proceeds on capital dispositions and equipment costs (net). All of the line items used in the free cash flow calculation are as reported on a segmented basis in the Company’s Note 16 to the Consolidated Financial Statements.

Commencing in 2010, for purposes of determining free cash flow, the Company has excluded stock-based compensation expense, reflecting the fact that it is not a reduction in the Company’s cash flow. This practice is more in line with the Company’s North American peers who also report a calculation of free cash flow.

Commencing in 2011 with respect to the new Media segment, free cash flow has been determined as detailed above and in addition Shaw has deducted cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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Commencing in 2012 free cash flow will not be reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis) net of proceeds on capital dispositions and equipment costs (net), CRTC benefit funding, and non-controlling interest amounts will be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly allocable to a segment, and will be reported on a consolidated basis. Also commencing in 2012, free cash flow will be determined as above and in addition Shaw will report the changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and will adjust for cash funding of pension amounts net of pension expense. Free cash flow will also be reduced for dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares.

STATISTICAL MEASURES:

Subscriber counts, including penetration and bundled customers

The Company measures the count of its customers in Cable and DTH (Shaw Direct). Basic cable subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Digital customers include the count of Basic subscribers with one or more active DCTs. Internet customers include all modems on billing plus pending installations and Digital Phone lines includes all phone lines on billing plus scheduled installations due to the growth nature of these products. All subscriber counts exclude complimentary accounts but include promotional accounts.

Cable measures penetration for basic services as a percentage of homes passed and, in the case of all other services, as a percentage of Basic customers.

Shaw Direct measures its count of subscribers in the same manner as Cable counts its Basic customers, except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.

Subscriber counts and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

F.	Critical accounting policies and estimates

The Company prepared its Consolidated Financial Statements in accordance with Canadian GAAP. An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 1 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under GAAP and how they affect the amounts reported in the Consolidated Financial Statements and notes. It also describes significant accounting policies where alternatives exist. In addition, within the critical accounting policies and estimates, Canadian-US GAAP differences are identified where they exist. Refer to Note 24 to the Consolidated Financial Statements for a complete reconciliation of Canadian-US GAAP differences. Following is a discussion of the Company’s critical accounting policies:

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

i)	Revenue and expense recognition

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package.

With Shaw Media, subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are aired or displayed on the Companys’ digital properties and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Subscriber connection fee revenue

Connection fees have no stand alone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of two years. Under US GAAP, connection revenues are recognized immediately to the extent of related costs, with any excess deferred and amortized.

Customer premise equipment revenue

Customer premise equipment available for sale, which generally includes DCT and DTH equipment, has no stand alone value to the customer separate and independent of the Company providing additional subscription services. Therefore the equipment revenue must be deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of two years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under CICA Handbook Section 3031 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of two years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the

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customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention. Under US GAAP, the Company is required to expense this excess immediately.

Shaw Tracking equipment revenue

Shaw Tracking equipment revenue is recognized over the period of the related service contract for airtime, which is generally five years.

In conjunction with Shaw Tracking equipment revenue, the Company incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered tracking service included in the multiple deliverable arrangement. Under CICA Handbook Section 3031 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of five years, consistent with the recognition of the related tracking equipment revenue.

Shaw Business

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning two to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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ii)	Allowance for doubtful accounts

The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

iii)	Property, plant and equipment and other intangibles—capitalization of direct labour and overhead

As outlined in the CICA Handbook, the cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.	Corporate departments such as engineering and information technology (“IT”): Engineering is primarily involved in overall planning and development of the cable/Internet/Digital Phone infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. Over the past several years the IT department has devoted considerable efforts towards the development of systems to support Digital Phone and projects related to new customer management, billing and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet/Digital Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as the new subdivision builds, increasing network capacity for Internet, Digital Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity, including the DNU project.

3.	Subscriber-related activities such as installation of new drops and Internet services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, filters, software, etc.) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, almost all labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split; however, such analysis is subject to overall reasonability checks on the percentage capitalization based on known capital projects and customer growth.

iv)	Property, plant and equipment – capitalization of interest

As permitted by Canadian GAAP, the cost of an item of property, plant and equipment that is acquired, constructed, or developed over time may include carrying costs, such as interest, which is directly attributable to such activity. Shaw does not capitalize interest on the construction of its own assets. Under US GAAP, interest costs are required to be capitalized as part of the cost of certain qualifying assets during the period of construction.

v)	Depreciation policies and useful lives

The Company depreciates the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher depreciation expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

vi)	Intangibles

The excess of the cost of acquiring cable and satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist primarily of amounts allocated to broadcast rights which represent identifiable assets with indefinite useful lives.

Broadcast rights in the cable and satellite businesses are comprised of broadcast authorities including licenses and exemptions from licensing that allow access to homes and subscribers in a specific area that are identified on a business combination with respect to the acquisition of shares or assets of a BDU.

Broadcast rights in the media business include licenses to operate conventional and specialty services that are identified on a business combination with respect to the acquisition of shares or assets of a broadcasting undertaking.

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The Company has concluded that the broadcast rights have indefinite useful lives since there are no legal, regulatory, contractual, economic or other factors that would prevent the Company’s license renewals or limit the period over which these rights will contribute to the Company’s cash flows. Goodwill and broadcast rights are not amortized but assessed for impairment on an annual basis in accordance with CICA Handbook Section 3064 “Goodwill and Intangible Assets” and FASB Accounting Standards Codification section 350 – “Intangibles – Goodwill and Other”. The Company periodically evaluates the unit of account used to test for impairment of the broadcast rights to ensure testing is performed at the appropriate level. The Company has identified three reporting units, Media being new in 2011, and two other reporting units that have remained unchanged for a period exceeding 5 years:

•	Cable systems

•	DTH and satellite services

•	Media

The Company also owns AWS licenses that are required to operate a wireless system in Canada. The AWS licenses have indefinite lives and are subject to an annual review for impairment by comparing the estimated fair value to the carrying amount. Shaw recently decided not to pursue a conventional wireless build. The Company currently intends to hold its wireless spectrum while it reviews all options.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses

Other intangibles includes software that is not an integral part of the related hardware as well as a trademark and brands. Software is amortized on a straight line basis over their estimated useful lives ranging from four to ten years.

vii)	Asset impairment

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of the impairment loss.

The impairment test for other intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Company estimates the fair value of intangible assets not subject to amortization using a discounted cash flow (“DCF”) analysis. Significant judgements are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and the AWS licenses, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for 5 years and determines a terminal value. The future cash

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flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the fair value determined by the DCF analysis the Company also considers a market approach determining a fair value for each unit and total entity value determined using a market capitalization approach.

The Company tests goodwill and indefinite-lived intangible assets for impairment annually during the third quarter, or more frequently if events or changes in circumstances warrant. The annual impairment test for the current year was conducted as at March 1, 2011 and the fair value of each of the reporting units exceeded their carrying value by a significant amount.

The Company conducted an impairment test on its wireless spectrum utilizing the Greenfield Approach as at March 1, 2011. The fair value of the assets exceeded their carrying amount. During August 2011 the Company discontinued construction of a traditional wireless network and considered if this would result in an impairment to the spectrum carrying value. The Company concluded that the carrying value of the AWS licenses continues to be appropriate and intends to hold these assets while it reviews all options. A hypothetical decline of 10% in the fair value of the wireless spectrum as at March 1, 2011 and August 31, 2011 would not result in any impairment loss.

A hypothetical decline of 10% and 20% in the fair value of the broadcast rights for each reporting unit as at March 1, 2011 would not result in any impairment loss. Further, any changes in economic conditions since the impairment testing conducted as at March 1, 2011 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2011.

Significant estimates inherent to this analysis include discount rates and the terminal value. At March 1, 2011, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal Value
	Discount Rate	Terminal Growth Rate	Terminal Operating Income before Amortization Multiple
Cable systems	9.0%	1.75%	5.5x
DTH and satellite services	11.0%	1.50%	5.0x
Media	9.0%	1.00%	7.0x
Wireless	11.5%	0.50%	5.5x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the third quarter, the estimated decline in fair value for the sensitivity of significant estimates is as follows:

	Estimated decline in fair value
		Terminal Value
	1% Increase in Discount Rate	1% Decrease in Terminal Growth Rate	0.5 Times Decrease in Terminal Operating Income before Amortization Multiple
Cable systems	8%	4%	3%
DTH and satellite services	7%	3%	3%
Media	8%	22%	2%
Wireless	45%	16%	21%

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

	Carrying amount
	2011	2010
	$	$
Broadcast rights and licenses
Cable systems	4,101,937	4,078,021
DTH and satellite services	983,132	983,132
Media	1,382,300	–

	6,467,369	5,061,153
Goodwill
Non-regulated satellite services	88,111	88,111
Cable systems	85,332	81,032
Media	641,365	–

	814,808	169,143
Wireless spectrum licenses	190,912	190,912

Net book value	7,473,089	5,421,208

viii)	Employment benefit plans

Shaw has an unfunded defined benefit pension plan for key senior executives and various funded defined benefit plans for certain unionized and non-unionized employees. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions. The valuation uses management’s assumptions for the discount rate, rate of compensation increase, the expected return on plan assets (for funded plans) and expected average remaining years of service of employees. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The Company accounts for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plan. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is determined at the end of every year. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	Accrued Benefit Obligation at End of Fiscal 2011	Pension Expense Fiscal 2011
Discount Rate – Unfunded Plan	5.50%	5.75%
Weighted Average Discount Rate – Funded Plans	5.75%	5.65%
Impact of: 1% decrease ($000’s Cdn)- Unfunded Plan	$56,297	$6,467
Impact of: 1% decrease ($000’s Cdn)- Funded Plans	$20,212	$812

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

ix)	Future income taxes

The Company has recognized future income tax assets in respect of its losses and losses of certain of its subsidiaries. Realization of future income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of future income tax assets based on forecasts of taxable income of future years and based on the ability to reorganize its corporate structure to accommodate use of tax losses in future years. Assumptions used in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

x)	Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees, program rights and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

G.	Related party transactions

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

Normal course transactions

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties.

Corus Entertainment Inc. (“Corus”)

The Company and Corus are subject to common voting control. During the year, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided cable system distribution access, administrative services, uplinking of television signals and Internet services and lease of circuits to various Corus subsidiaries. In addition, the Company provided Corus with television advertising spots in return for radio and television advertising.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Specialty Channels

The Company has interests in a number of specialty television channels which are either subject to joint control or significant influence, including Historia, Series+, Mystery, Dusk, and The Cave. During the current year the Company paid network fees and provided uplink of television signals to these channels.

CW Media

From May 3, 2010 to October 27, 2010 the Company exercised significant influence over CW Media with its 49.9% ownership. During this period network fees were paid to CW Media. In addition, the Company provided uplink of television signals to CW Media.

H.	New accounting standards

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in Canadian accounting pronouncements. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policy. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

The following policies were adopted in fiscal 2011:

Business combinations

Effective September 1, 2010, the Company early adopted CICA Handbook Section 1582 “Business Combinations”, which replaces Section 1581 “Business Combinations”. The differences which arise from the new accounting standard relate to details in applying the acquisition method. The significant changes that result include (i) a change in the measurement date for equity instruments issued by the acquirer from a few days before and after the announcement date to the acquisition date, (ii) contingent consideration is recognized at fair value and subsequently remeasured at each reporting date until settled, (iii) future adjustments to income tax estimates are recorded in income whereas previously, certain changes were recorded in goodwill, (iv) acquisition related costs, other than costs to issue debt or equity instruments, and acquisition related restructuring costs must be expensed, (v) for business combinations completed in stages, identifiable net assets are recognized at fair value when control is obtained and a gain or loss is recognized for the difference in fair value and carrying value of the previously held equity interests, (vi) the fair value of identifiable assets and liabilities attributable to non-controlling interests must be recognized, and (vii) non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired.

Consolidated financial statements and non-controlling interests

Effective September 1, 2010, the Company early adopted CICA Handbook Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests” which replace Section 1600 “Consolidated Financial Statements”. The new standards provide guidance for the preparation of financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

combination. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, net income and comprehensive income is attributed to the Company’s shareholders and to non-controlling interests rather than reflecting the non-controlling interests as a deduction to arrive at net income and comprehensive income.

Adoption of accounting policies for Shaw Media

The following accounting policies have been adopted for the Company’s new television broadcasting operations (Shaw Media).

Revenue

Subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Program rights and advances

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses.

CRTC benefit obligations

The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities in the income statement.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Embedded derivative instruments

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.

The following policies will be adopted in future years:

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in the changeover to IFRS.

Phase	Description and status
Impact assessment and planning	This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase was completed and as a result, the Company developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines could change as a result of unexpected developments.
Design and development – key elements

This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders.

During 2009, the Company completed its preliminary identification and assessment of accounting and reporting differences. In addition, training was provided to certain key employees involved in or directly impacted by the conversion process.

During 2010, the assessment of the impact on information systems and design phase of system changes were completed and the implementation phase commenced. The Company completed further in-depth evaluations of those areas initially identified as being potential accounting and reporting differences, as well as the evaluation of IFRS 1 elections/exemptions which are discussed below.

During 2011, the Company finalized its assessment of key differences and is in the process of finalizing the quantitative impact on the opening balance sheet and the quarterly periods.
Implementation	This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures. Process solutions have been developed and implemented to incorporate required revisions to internal controls during the changeover and on an on-going basis.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date. The IASB will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.

The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS annual reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. Management has assessed the exemptions available under IFRS 1 and their impact on the Company’s future financial position. On adoption of IFRS, the significant optional exemptions considered by the Company are as follows:

(i)	Business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the date of transition. Retrospective application would require restatement of all business combinations that occurred prior to the date of transition. The Company has elected to not restate any business combinations that occurred prior to September 1, 2010. The Company early adopted the new Canadian accounting standards for business combinations, consolidation and non-controlling interests effective September 1, 2010, which are aligned with IFRS 3 and IAS 27 Consolidated and Separate Financial Statements.

(ii)	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on defined benefit plans deferred under Canadian GAAP in opening retained earnings on the date of transition to IFRS. The Company has elected to recognize the cumulative actuarial loss in opening retained earnings as at September 1, 2010.

(iii)	Cumulative translation differences

IFRS 1 allows for cumulative translation differences for all foreign operations to be reset to zero at the date of transition, rather than applying IAS 21 The Effect of Changes in Foreign Exchange Rates retrospectively from the date a foreign subsidiary was formed or acquired. The Company has elected to apply IAS 21 prospectively from the date of transition and cumulative translation differences will be deemed zero at the date of transition.

(iv)	Borrowing costs

IFRS 1 allows IAS 23 Borrowing Costs to be applied prospectively from the date of transition. The Company has elected to apply IAS 23 prospectively for projects which commenced on or after September 1, 2010.

Management is in the process of finalizing the quantitative differences between IFRS and the current accounting treatment under Canadian GAAP. Set out below are the key areas where

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

changes in accounting policies are expected to impact the Company’s consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas management believes to be most significant. However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements. Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that are anticipated will be effective at the end of its first annual reporting period under IFRS which is August 31, 2012. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years.

The following differences between Canadian GAAP and IFRS are expected to impact the Company’s financial statements. This is not an exhaustive list of all of the changes that could occur during the transition to IFRS.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS as the IASB may continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

(i)	Share-based compensation

Under IFRS, the fair value of stock options with service conditions is required to be expensed over a vesting period (“graded vesting”), based on when options vest. Under Canadian GAAP, stock-based compensation was recognized on a straight-line method by treating option grants as multiple awards which recognizes the cost separately for each tranche.

Under IFRS, cash settled share-based payments, such as deferred share units (“DSUs”), are measured initially and re-measured at the end of each reporting period at fair value as determined by an option pricing model. Under Canadian GAAP, the liability was measured and re-measured at intrinsic values.

(ii)	Employee benefits

As stated in exemption elections above, the Company elected to recognize cumulative actuarial losses under Canadian GAAP in opening retained earnings. Subsequent to the date of transition, actuarial gains and losses are recorded in other comprehensive income at the end of each reporting period. Under Canadian GAAP, actuarial gains and losses were amortized into income on a straight-line basis over the estimated average remaining service life of employees.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Under IFRS, past service costs of defined benefit plans are expensed on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized on a straight-line basis over the estimated average remaining service life of employees. As part of the retrospective application of IAS 19, all vested past service costs were recognized in opening retained earnings at the transition date.

(iii)	Income taxes

The expected manner of recovery of intangible assets with indefinite useful lives for the purposes of calculating deferred income taxes is different under IFRS than Canadian GAAP. This difference in the inclusion rate results in a reduction in the deferred income tax liability related to these assets at transition.

Under IFRS, the Company elected to adopt a methodology which applies a weighted average probability in respect to its determination of measurement of its tax uncertainties.

Also, under IFRS, deferred income tax assets and liabilities are only classified as long term.

(iv)	Intangible assets

Under IFRS, amortization of indefinite lived intangibles is prohibited. Upon transition, amortization that had been previously recorded under Canadian GAAP has been reversed and recognized in opening retained earnings at the date of transition.

(v)	Constructive obligation

Under IFRS constructive obligations must be recognized when certain criteria are met. These have been accrued at the transition date.

(vi)	Cumulative translation differences

As stated in exemption elections above, the Company has elected to apply IAS 21 prospectively from the date of transition and cumulative translation differences were deemed zero at the date of transition.

(vii)	Borrowing costs

As stated in exemption elections above, the Company elected to adopt IAS 23 prospectively from September 1, 2010.

(viii)	Presentation of financial statements

Under IFRS, there are additional disclosure requirements in the notes to the consolidated financial statements.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

The expected impact on transition to IFRS on the condensed consolidated balance sheet as at September 1, 2010 is as follows:

(in $000’s Cdn)	Explanation (per above)	Canadian GAAP	Unaudited Estimated Impact	IFRS
ASSETS
Current assets	(iii)	595,523	(27,996)	567,527
Investments and other assets		743,273	–	743,273
Property, plant and equipment		3,004,649	–	3,004,649
Other long-term assets		232,843	–	232,843
Deferred income taxes	(iii)	–	27,996	27,996
Intangibles	(iv)	5,577,677	188,306	5,765,983
		10,153,965	188,306	10,342,271
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	(i), (iii), (v)	1,019,439	174,532	1,193,971
Long-term debt		3,981,671	–	3,981,671
Other long-term liabilities	(ii)	291,500	137,581	429,081
Derivative instruments		6,482	–	6,482
Deferred credits		632,482	–	632,482
Deferred income taxes	(i) to (iv)	1,451,859	(358,574)	1,093,285
		7,383,433	(46,461)	7,336,972
Shareholders’ equity	(i) to (vi)	2,770,532	234,767	3,005,299
		10,153,965	188,306	10,342,271

I.	Known events, trends, risks and uncertainties

The Company is subject to a number of risks and uncertainties which could have a material adverse effect on its future profitability. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The risks and uncertainties discussed below highlight the more important and relevant factors that could significantly affect the Company’s operations. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company. The principal risks include:

•	Competition and technological change, including change in regulatory risks
•	Interest rate, foreign exchange, capital market and economic conditions risks
•	Contingencies
•	Uninsured risks of loss
•	Reliance on suppliers
•	Programming expenses
•	Unionized labour
•	Holding company structure
•	Control of Shaw by the Shaw family

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

•	Information systems and internal business processes
•	Dividend payments
•	Acquisitions and other strategic transactions

i)	Competition and technological change

Cable and satellite providers and television broadcasters operate in an open and competitive marketplace. Shaw’s businesses face competition from regulated entities utilizing existing or new communications technologies and from unregulated internet and illegal satellite services. In addition, the rapid deployment of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and expands further the competitive landscape. Shaw may face competition in the future from other technologies being developed or to be developed.

CABLE TELEVISION AND DTH

Shaw’s cable television and DTH systems currently compete or may in the future compete with other distributors of video and audio signals, including other DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service. To a lesser extent, Shaw’s cable television systems compete with the direct reception by antenna of unencrypted OTA local and regional broadcast television signals. As noted above, Shaw also competes with unregulated internet services, illegal satellite services including grey and black market offerings, and new unregulated video services and offerings available over high-speed internet connections.

Almost all of Shaw’s cable television systems are concentrated in major urban markets, having favourable demographics and growth potential, with most of the remainder in smaller clusters, linked via fibre optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider, which is a necessary component in strengthening its competitive position. In addition, Shaw continues to invest in technologies to increase channel capacity, to expand the range and quality of its services, and to enhance its programming and communication service offerings. Shaw’s ability to offer its cable and telecommunications services in bundles allows for strong competitive offerings. The Company expects that competition will continue to increase and there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.

INTERNET

There are a number of different types of ISPs offering residential and business Internet access services that compete or may compete in the future with Shaw’s Internet services. These include independent basic access service providers (both national and regional), incumbent telephone companies, wireless communications companies and electricity transmission and distribution companies.

High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. High-speed services enable users to transmit and receive text, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology are primarily provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities, such as Shaw’s, to deliver high-speed

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Internet services. Internet access is also available in select cities in Western Canada through a wireless microwave technology known as WiMAX.

Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming) will lead to continued growth for high-speed Internet services.

SATELLITE SERVICES

In its Canadian SRDU business, Satellite Services faces competition principally from one other operating SRDU operator in Canada. In February 2010, another company was licensed by the CRTC to provide both DTH and SRDU services in Canada, but has not yet commenced service. Satellite Services also faces competition from the expansion of fibre distribution systems into territories previously served only by SRDU operators. This expansion permits delivery of distant US and Canadian conventional television signals to more remote locations without the use of satellite transmission.

INTERNET INFRASTRUCTURE

Through Shaw Business, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Competitors of Shaw Business include ILECS, competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.

DIGITAL PHONE

The competitors of Shaw Digital Phone include ILECS, Competitive Local Exchange Carriers (“CLECs”) and non-facilities-based Voice over Internet Protocol (“VoIP”) providers. ILECs currently control the majority of the local telephone services market in Canada. Several of such competitors have larger operational and financial resources than the Corporation and are well established with residential customers in their respective markets. Numerous forbearance orders have been granted to ILECs that cover a large portion of Shaw’s operating territory. As the Corporation continues to expand the digital phone service into new areas, it expects ILECs will be granted forbearance in those areas as well. These developments may negatively affect the business and prospects of Shaw Digital Phone.

MEDIA

The OTA and Specialty television business and the advertising markets in which they operate are highly competitive. Numerous broadcast and specialty television networks compete for advertising revenues. The CRTC has also substantially increased the number of Specialty television licenses since 2000 which further increases the competition. The Company’s ability to compete successfully depends on a number of factors, including its ability to secure popular television programs and achieve high distribution levels. The Company expects that competition will continue to increase and there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

IMPACT OF REGULATION

As more fully discussed under Government regulations and regulatory developments, substantially all of the Corporation’s business activities are subject to regulations and policies administered by Industry Canada and/or the CRTC. The Corporation’s operations and results can be affected, possibly adversely, by changes in regulations, policies and decisions, including changes in interpretations of the language of existing regulations by courts, the regulator (the CRTC) or the government. This regulation relates to, among other things, licensing, competition, programming carriage and the potential for new or increased fees.

ii)	Interest rate, foreign exchange, capital market and economic conditions risks

As at August 31, 2011 Shaw has the following financial exposures at risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities as more fully described in Note 10 to the Consolidated Financial Statements.

2.	Various Canadian denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in Note 10 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates while the senior notes are fixed-rate obligations. If required, Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates could have a material adverse effect on the Company’s cash flows.

As at August 31, 2011, 100% of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)	Foreign exchange: As the Company has grown it has accessed US capital markets and in addition, some of the company’s capital expenditures are incurred in US dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have a material adverse effect on the Company’s cash flows. As at August 31, 2011 the Company had no US denominated debt outstanding.

(c)	Capital markets: The Company requires ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, may have a material adverse effect on the Company’s ability to raise or refinance short-term or long-term debt, and thus on its financial position and ability to operate.

(d)	Economic conditions: Canada’s economy is impacted by uncertainty in global financial and equity markets and a slowdown in global economic growth. Advertising revenues are impacted by prevailing economic conditions. Changes in economic conditions can affect demand for advertising airtime as well as advertising rates. There can be no assurance that current events or any future events caused by volatility in world financial and equity markets or a decline in economic growth will not have an adverse effect on the Company’s business and operating results.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Shaw manages its exposure to floating interest rates and US dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps”. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1. To mitigate some of the foreign exchange uncertainty with respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. Further information concerning the policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

iii)	Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management does not expect that the outcome of these matters will have a material adverse effect on the Corporation.

iv)	Uninsured risks of loss

The Company presently relies on two satellites (Anik F2 and Anik F1R) owned by Telesat Canada (“Telesat”) to conduct its DTH and Satellite Services business. The Company owns certain transponders on Anik F2 and has long-term capacity service agreements in place in respect of transponders on both Anik F1R and Anik F2. As the satellite owner, Telesat maintains insurance policies on each satellite while Shaw funds a portion of the insurance cost such that in the event Telesat recovers insurance proceeds in connection with an insured loss, Shaw will be entitled to receive certain compensation payments from Telesat. The Company expects that Telesat will renew the insurance policies in respect of both satellites and that Shaw will continue to contribute to the cost of these policies while they are in effect. The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites used in its DTH and Satellite Services business as it believes the premium costs are uneconomic relative to the risk of satellite failure. Transponder capacity is available to the Company on an unprotected, non-preemptible service level basis, in both the case of the Anik F2 transponders that are owned by Shaw and the Anik F1R and Anik F2 transponders that are secured through service capacity agreements. The Company has priority access to spare transponders on each satellite in the case of interruption, although there is no assurance that such transponders would be available. In the event of satellite failure, service will only be restored as additional capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes. As a result, the customers’ level of service may be diminished or they may require a larger dish. Satellite failure could cause customers to deactivate their DTH subscriptions or otherwise have a material adverse effect on business and results of operations.

Network failures caused by damage by fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events could have a material adverse affect on the business, including customer relationships and operating results. The Company protects its network through a number of measures including physical security, ongoing maintenance and placement of insurance on its network equipment and data centers. The Company self-insures the plant in the cable and Internet distribution system as the cost of insurance is generally prohibitive. The risk of loss is mitigated as most of the cable plant is located underground. In addition, it is likely that damages caused by any one incident would be

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

limited to a localized geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of plant failure and redundant capacity with respect to certain portions of the system. In the past, it has successfully recovered from damages caused by natural disasters without significant cost or disruption of service. Although the Company has taken steps to reduce this risk, there can be no assurance that major disruptions will not occur.

v)	Reliance on suppliers

Shaw’s distribution and call center network is connected to or relies on other telecommunication carriers and certain utility companies. Any of the events described in the preceding paragraph, as well as labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting these carriers or utilities could also hurt business, including customer relationships and operating results.

The Company sources its customer premise and capital equipment and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.

vi)	Programming expenses

Shaw’s programming expenses for cable and DTH continue to be one of the most significant single expense items. Costs continue to increase, particularly for sports programming. In addition as the Company adds programming or distributes existing programming to more of the subscriber base programming expenses increase. Although the Company has been successful at reducing the impact of these increases through sale of additional services or increasing subscriber rates, there can be no assurance that this will continue and operating results may be impacted.

In Media one of the most significant expenses is also programming costs. Increased competition in the television broadcasting industry, developments affecting producers and distributors of programming content, changes in viewer preferences and other developments could impact both the availability and cost of programming content. Although the Corporation has processes to effectively manage these costs, programming content may be purchased for broadcasting one to two years in advance, making it more difficult to predict how such content will perform.

vii)	Unionized labour

Approximately 50% of the Media division employees are unionized and are employed under a total of five collective agreements. If labour disruptions occur, it is possible that they may involve large numbers of employees and possibly cause a disruption to the Media business. The risk is currently mitigated as all collective agreements have been renewed and are in effect for the next two to four years.

viii)	Holding company structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Company’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

ix)	Control of Shaw by the Shaw family

As at October 31, 2011 JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “JR Shaw Group”) own approximately 79% of the outstanding Class A Shares of the Company. The Class A Shares are the only shares entitled to vote in all shareholder matters. All of the Class A Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A shareholders.

x)	Information systems and internal business processes

Many aspects of the Company’s business depend to a large extent on various IT systems and software and internal business processes. The Company is subject to risk as a result of potential failures of, or deficiencies in, these systems or processes. Although the Company has taken steps to reduce this risk, there can be no assurance that losses may not occur.

xi)	Dividend payments

The Company currently pays monthly dividends in amounts approved on a quarterly basis by the Board of Directors. At the current approved dividend amount, the Company would pay approximately $400 million in dividends during 2012. While the Company expects to generate sufficient free cash flow in 2012 to fund these dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue dividend payments at the current level.

xii)	Acquisitions and other strategic transactions

The Company may from time to time make acquisitions and enter into other strategic transactions. In connection with these acquisitions and strategic transactions, Shaw may fail to realize the anticipated benefits, incur unanticipated expenses and/or have difficulty incorporating or integrating the acquired business, the occurrence of which could have a material adverse effect on the Company.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

II.	SUMMARY OF QUARTERLY RESULTS

(In $000’s Cdn except per share amounts) Quarter	Revenue	Operating income before amortization(1)	Net income from continuing operations attributable to common shareholders	Net income attributable to common shareholders	Net income(2)	Basic and diluted earnings per share from continuing operations	Basic and diluted earnings per share

2011
Fourth	1,180,699	476,229	164,458	80,709	82,488	0.37	0.18
Third	1,284,688	581,063	196,187	194,860	202,670	0.45	0.45
Second	1,196,611	499,400	165,101	161,490	167,299	0.38	0.37
First	1,078,905	474,136	17,218	16,642	20,332	0.04	0.04
Total	4,740,903	2,030,828	542,964	453,701	472,789	1.24	1.03
2010
Fourth	938,872	424,458	122,551	121,575	121,575	0.28	0.28
Third	943,632	435,912	158,284	158,216	158,216	0.37	0.37
Second	929,142	424,825	138,712	138,712	138,712	0.32	0.32
First	905,934	474,952	114,229	114,229	114,229	0.26	0.26
Total	3,717,580	1,760,147	533,776	532,732	532,732	1.23	1.23

(1)	See key performance drivers on page 20.
(2)	Net income attributable to both common shareholders and non-controlling interests.

Generally, revenue and operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases with the exception of the second and fourth quarters of 2010 and fourth quarter of 2011. In the fourth quarter of 2011, revenue and operating income before amortization declined $104.0 million and $104.8 million, respectively, due to the cyclical nature of the Media business with lower advertising revenues in the summer months. In the fourth quarter of 2010, revenue and operating income before amortization declined by $4.8 million and $11.5 million, respectively, due to customer growth offset by timing of On-Demand events, increased promotional activity and timing of certain expenses including maintenance and costs related to customer growth. Operating income before amortization decreased by $50.1 million in the second quarter of 2010 due to the impact of the one-time Part II fee recovery of $75.3 million recorded in the previous quarter.

Net income has fluctuated quarter-over-quarter primarily as a result of the growth in operating income before amortization described above and the impact of the net change in non-operating items. The first quarter of the current year was also impacted by the Media acquisition. As a result, net income declined by $101.2 million in the first quarter of 2011 as the higher operating income before amortization of $50.2 million due to the contribution from the new Media division and lower income taxes of $32.1 million were offset by the CRTC benefit obligation of $139.1 million and acquisition, integration and restructuring costs of $58.1 million. Net income increased $147.0 million in the second quarter of 2011 due to the impact of the broadcasting business acquisition in the immediately preceding quarter and higher operating income before amortization and foreign exchange gain on unhedged long-term debt,

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

the total of which was partially offset by increases in interest expense, loss on derivative instruments and income tax expense. During the third quarter of 2011 net income increased by $35.4 million due to higher operating income before amortization and a lower loss on derivative instruments partially offset by increased income taxes, a lower foreign exchange gain on unhedged long-term debt and the impact of the restructuring activities undertaken by the Company. In the fourth quarter of 2011 net income declined $120.2 million due to lower operating income before amortization of $104.8 million and the loss of $82.4 million in respect of the wireless discontinued operations partially offset by the gain on redemption of debt and the aforementioned restructuring activities in the previous quarter. Net income increased $24.5 million in the second quarter of 2010 mainly due to items recorded in the first quarter which included debt retirement costs of $81.6 million in respect of the US senior note redemptions, a loss on derivative instruments of $44.4 million, the one-time Part II fee recovery of $75.3 million and an income tax recovery of $17.6 million related to reductions in corporate income tax rates. During the third quarter of 2010 net income increased $19.5 million mainly due to higher operating income before amortization and lower amortization. Net income declined $36.6 million in the fourth quarter of 2010 due to lower operating income before amortization of $11.5 million and higher amortization expense of $14.7 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

The following further assists in explaining the trend of quarterly revenue and operating income before amortization:

Growth in subscriber statistics as follows:

	2011				2010
Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth
Basic cable customers	(7,542)	(13,662)	(13,577)	(16,207)	(1,416)	(1,055)	2,322	2,559
Digital customers	62,216	35,403	19,202	49,548	88,259	98,544	87,092	54,946
Internet customers	18,752	10,772	11,165	13,528	36,242	26,735	25,661	21,374
Digital Phone lines	49,842	32,512	31,404	22,776	61,461	54,922	66,123	51,896
DTH customers	(1,539)	2,176	1,644	806	1,097	1,071	1,856	831

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

III.	RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2011 CONSOLIDATED RESULTS

				Change
(In $000’s Cdn except per share amounts)	2011	2010	2009	2011%	2010%
Operations:
Revenue	4,740,903	3,717,580	3,390,913	27.5	9.6
Operating income before amortization(1)	2,030,828	1,760,147	1,540,609	15.4	14.3
Operating margin(1)(3)(4)	42.8%	45.3%	45.4%
Funds flow from continuing operations(2)	1,443,179	1,376,799	1,323,840	4.8	4.0
Net income from continuing operations	562,052	533,776	536,475	5.3	(0.5)
Free cash flow (1)	603,027	515,140	506,075	17.1	1.8
Balance sheet:
Total assets	12,525,877	10,153,965	8,934,686
Long-term financial liabilities (including current portion)
Long-term debt	5,256,554	3,982,228	3,150,488
Derivative instruments	7,508	86,222	465,610
Other liabilities	512,393	291,500	104,964

	5,776,455	4,359,950	3,721,062
Per share data:
Earnings per share from continuing operations – basic and diluted	$1.24	$1.23	$1.25
Weighted average number of participating shares outstanding during period (000’s)	434,881	432,675	429,153
Cash dividends paid per share
Class A	0.897	0.858	0.818
Class B	0.900	0.860	0.820

(1)	See key performance drivers on page 20.
(2)	Funds flow from continuing operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.
(3)	Operating margin is adjusted to exclude the one-time CRTC Part II recovery for 2010. Including the one-time CRTC Part II recovery, the operating margin would be 47.3%.
(4)	Operating margin has declined in 2011 due to the inclusion of the new Media segment.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Highlights

•	Net income from continuing operations was $562.1 million for the year compared to $533.8 million in 2010 and $536.5 million in 2009.
•	Earnings per share from continuing operations were $1.24 compared to $1.23 in 2010 and $1.25 in 2009.
•	Revenue for the year improved 27.5% to $4.74 billion from $3.72 billion last year and $3.39 billion in 2009.
•	Operating income before amortization of $2.03 billion was up 15.4% over last year’s amount of $1.76 billion and $1.54 billion in 2009.
•	Consolidated free cash flow increased to $603.0 million from $515.1 million in 2010 and $506.1 million in 2009.
•

During 2011 the Company increased the dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent dividend rate of $0.917 and $0.92 respectively. Dividends paid in 2011 increased approximately 5% over 2010 to $391.3 million.

•

In October 2010 Shaw completed its acquisition of the broadcasting business of Canwest including CW Media, the company that owned the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. The total consideration, including debt assumed, was approximately $2.0 billion.

•

On December 7, 2010 the Company issued $500 million senior notes at a rate of 5.5% due December 7, 2020 and issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The net proceeds from the notes issuances were used to repay borrowings under the Company’s $1 billion revolving credit facility.

•

On February 17, 2011 the Company issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The net proceeds were used for working capital and general corporate purposes as well as to partially repay borrowings under the revolving credit facility while excess funds are held in cash and cash equivalents.

•	In March 2011 Shaw implemented various cost saving initiatives including staff reductions and a review of overhead expenses to drive efficiencies and enhance competitiveness.
•

On May 31, 2011 the Company issued 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Preferred Shares”) at a price of $25.00 per Preferred Share for aggregate gross proceeds of $300.0 million. The net proceeds were used for working capital and general corporate purposes while excess funds are held in cash and cash equivalents.

•	Shaw recently announced its intent to provide a managed Wi-Fi network that will extend a customer’s broadband experience beyond their home.

Revenue and operating expenses

2011 vs. 2010

Consolidated revenue of $4.74 billion for the twelve month period improved 27.5% over the prior year. The improvement was primarily due to the acquisition of Shaw Media, as well as rate increases and growth in the Cable and Satellite divisions. Consolidated operating income before amortization for the twelve month period of $2.03 billion increased 15.4% over last year. The current period benefitted from the acquisition of Shaw Media as well as core revenue related

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

growth, partially offset by higher programming costs and increased sales and marketing. Employee related costs were up on a full year basis, although benefitting from the restructuring initiatives completed earlier this year. The current period also included the impact of the retroactive support structure rate increases and the prior year benefitted from a one-time CRTC Part II fee recovery of $75.3 million.

Shaw completed its review of the wireless strategic initiative and concluded that the economics as a new entrant would be extremely challenging, even with the Company’s established base and considerable strengths and assets. Shaw decided not to pursue a conventional wireless build and instead intends to focus on initiatives that align with leveraging its Media and programming assets and strengthening its leadership position in broadband and video. The Company currently intends to hold its wireless spectrum while it reviews all options.

2010 vs. 2009

Consolidated revenue of $3.72 billion in 2010 improved 9.6% over 2009. The improvement was primarily due to customer growth, including from acquisitions, and rate increases. Consolidated operating income before amortization was up 14.3% over the comparable period to $1.76 billion. The improvement was due to the revenue related growth, partially offset by higher employee related and other costs associated with the increased subscriber base including marketing and sales activities, as well as the impact of the new LPIF fees. The 2010 annual period also benefitted from a one-time CRTC Part II fee recovery. Excluding this one-time recovery, the improvement was 9.4%.

Subscriber growth continued in 2010. Digital customers were up almost 330,000 subscribers increasing digital penetration of Basic to over 70%, up from 57% at August 31, 2009. A significant milestone was also reached in 2010 as the Company surpassed 1,000,000 Digital Phone lines.

Amortization

				Change
(In $000’s Cdn)	2011	2010	2009	2011%	2010%
Amortization revenue (expense) –
Deferred IRU revenue	12,546	12,546	12,547	–	–
Deferred equipment revenue	106,628	120,639	132,974	(11.6)	(9.3)
Deferred equipment costs	(204,712)	(228,714)	(247,110)	(10.5)	(7.4)
Deferred charges	(1,025)	(1,025)	(1,025)	–	–
Property, plant and equipment	(604,214)	(526,432)	(449,808)	14.8	17.0
Other intangibles	(45,210)	(33,285)	(30,774)	35.8	8.2

Amortization of deferred equipment revenue and deferred equipment costs decreased in 2011 and 2010 due to the sales mix of equipment, changes in customer pricing on certain equipment and the impact of rental programs.

The year over year fluctuations in amortization of property, plant and equipment and other intangibles is due to amortization on new capital investment and the impact of Shaw Media in 2011 partially offset by the impact of assets becoming fully depreciated.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Amortization of financing costs and Interest expense

				Change
(In $000’s Cdn)	2011	2010	2009	2011%	2010%
Amortization of financing costs – long-term debt	4,302	3,972	3,984	8.3	(0.3)
Interest	331,584	248,011	237,047	33.7	4.6

Interest expense increased in 2011 as a result of the broadcasting business acquisition. Approximately $1 billion was required to complete the transaction including repayment of the CW Media term loan and breakage of related currency swaps. In addition, US $338.3 million 13.5% senior unsecured notes were assumed as part of the acquisition. The Company repurchased US $56 million of the senior unsecured notes in December 2010 and redeemed the remaining outstanding amount on August 15, 2011. Interest expense increased in 2010 as a result of higher average debt levels partially offset by a lower average cost of borrowing resulting from changes in various components of long-term debt.

Other income and expenses

				Increase (decrease) in income
(In $000’s Cdn)	2011	2010	2009	2011	2010
Gain on redemption of debt	32,752	–	–	32,752	–
Debt retirement costs	–	(81,585)	(8,255)	81,585	(73,330)
CRTC benefit obligation	(139,098)	–	–	(139,098)	–
Business acquisition, integration and restructuring costs	(90,648)	–	–	(90,648)	–
Loss on derivative instruments	(22,022)	(45,164)	–	23,142	(45,164)
Accretion of long-term liabilities	(14,975)	(2,142)	–	(12,833)	(2,142)
Foreign exchange gain on unhedged long-term debt	16,695	–	–	16,695	–
Other gains	11,022	5,513	19,644	5,509	(14,131)

The gain on redemption of debt is in respect of the Media 13.5% senior unsecured notes. As a result of a change of control triggered on the acquisition of the Media business an offer to purchase all of the US $338.3 million 13.5% senior unsecured notes at a cash price equal to 101% was required. An aggregate US $51.6 million face amount, having an aggregate accrued value of US $56 million, was tendered under the offer and purchased by the Company for cancellation. Also during 2011, the Company elected to redeem the remaining outstanding US $260.4 million face amount, having an aggregate accrued valued of US $282.3 million, at 106.75% as set out under the terms of the indenture. As a result, the Company recorded a gain of $32.8 million which resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $57.4 million partially offset by the 1% repurchase and 6.75% redemption premiums totaling $19.5 million and $5.1 million in respect of the write-off of the embedded derivative instrument associated with the early prepayment option.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

During 2010, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. In connection with the early redemptions, the Company incurred costs of $79.5 million and wrote-off the remaining discount and finance costs of $2.1 million. The Company used proceeds from its $1.25 billion senior notes issuance in early October 2009 to fund the cash requirements for the redemptions.

During 2009, the Company redeemed the Videon CableSystems Inc. $130 million senior debentures. In connection with the early redemption, the Company incurred costs of $9.2 million and wrote-off the remaining unamortized fair value adjustment of $0.9 million. The Company used part of the proceeds from its $600 million senior notes issuance completed in March 2009 to fund the redemption.

As part of the CRTC decision approving the Media acquisition the Company is required to contribute approximately $180 million in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Shaw Media services, construct digital transmission towers and provide a satellite solution for OTA viewers whose local television stations do not convert to digital. The fair value of the obligation on the acquisition date of $139.1 million was determined by discounting future net cash flows using a 5.75% discount rate and has been recorded in the income statement.

During the current year, the Company incurred costs in respect of the acquisition of the broadcasting business and organizational restructuring which amounted to $90.6 million. Amounts include acquisition related costs to effect the acquisition, such as professional fees paid to lawyers and consultants. The integration and restructuring costs relate to integrating the new business and increasing organizational effectiveness for future growth as well as package costs for the former CEO of Shaw. In March 2011 Shaw implemented various cost saving initiatives including staff reductions and a review of overhead expenses to drive efficiencies and enhance competitiveness. Approximately 550 employee positions were eliminated, including 150 at the management level.

For derivative instruments where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, the Company records changes in the fair value of derivative instruments in the income statement. In addition, the Media senior unsecured notes had a variable prepayment option which represented an embedded derivative that was accounted for separately at fair value until the Company gave notice of redemption during the fourth quarter of 2011. Fiscal 2010 included a loss of $50.1 million which was reclassified from accumulated other comprehensive loss in respect of the cross-currency interest rate exchange agreements that no longer qualified as cash flow hedges when the US senior notes were redeemed in October 2009.

The Company records accretion expense in respect of the discounting of certain long-term liabilities which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations as well as the liability which arose in 2010 when the Company entered into amended agreements with the counterparties to certain cross-currency agreements to fix the settlement of the principal portion of the swaps in December 2011.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

In conjunction with the acquisition of the broadcasting business, the Company assumed a US $389.6 million term loan and US $338.3 million senior unsecured notes. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related cross currency interest rate swaps. During the second quarter, the Company repurchased and cancelled US $51.6 million face amount of the senior secured notes which had an aggregate accrued value of US $56 million. During the fourth quarter, the Company elected to redeem the remaining outstanding US $260.4 million face amount of the senior secured notes, having an aggregate accrued valued of US $282.3 million. As a result of fluctuations of the Canadian dollar relative to the US dollar, a foreign exchange gain was recorded.

Other gains increased in 2011 and decreased in 2010 due to a gain of $10.8 million on cancellation of a bond forward contract in 2009 and amounts realized on disposal of property, plant and equipment.

Equity income (loss) on investees

The Company recorded income of $13.4 million in respect of its 49.9% equity interest in CW Media for the period September 1 to October 26, 2010. On October 27, 2010, the Company acquired the remaining equity interest in CW Media as part of its purchase of all the broadcasting assets of Canwest. Results of operations are consolidated effective October 27, 2010. The equity income was comprised of approximately $19.6 million of operating income before amortization partially offset by interest expense of $4.5 million and other net costs of $1.7 million. The remaining equity income on investees is in respect of interests in several specialty channels. The $11.3 million loss in the prior year was in respect of the 49.9% equity interest in CW Media for the period May 3 to August 31, 2010. The loss was comprised of approximately $20.8 million of operating income before amortization offset by interest expense of $9.9 million and other costs of $22.2 million, the majority of which were fair value adjustments on derivative instruments and foreign exchange losses on US denominated long-term debt.

Income tax expense

The income tax expense was calculated using current statutory income tax rates of 27.9% for 2011, 29.3% for 2010, and 30.2% for 2009 and was adjusted for the reconciling items identified in Note 15 to the Consolidated Financial Statements. Future income tax recoveries of $17.6 million and $22.6 million related to reductions in corporate income tax rates were recorded in 2010 and 2009, respectively. The significant growth in net income before taxes over the past several years has reduced the Company’s tax loss carryforwards and the Company became cash taxable in the latter part of 2009.

Loss from discontinued operations

Shaw completed its review of the wireless strategic initiative and concluded that the economics as a new entrant would be extremely challenging, even with the Company’s established base and considerable strengths and assets. As a result, the Company decided to discontinue further construction of its wireless network and has classified all wireless activities as discontinued operations, including restatement of the comparative period. The Company recorded after tax losses of $89.3 million and $1.0 million for 2011 and 2010, respectively. The loss of $89.3 million was comprised of a write-down of assets of $111.5 million, operating expenditures and amortization of $8.3 million and an income tax recovery of $30.5 million.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Earnings per share from continuing operations

				Change
(In $000’s Cdn except per share amounts)	2011	2010	2009	2011%	2010%
Net income from continuing operations attributable to common shareholders	542,964	533,776	536,475	1.7	(0.5)
Weighted average number of participating shares outstanding during period (000’s)	434,881	432,675	429,153	0.5	0.8
Earnings per share from continuing operations – basic and diluted	$1.24	$1.23	$1.25	0.8	(1.6)

Net income from continuing operations

Net income from continuing operations was $562.1 million in 2011 compared to $533.8 million in 2010 and $536.5 million in 2009. The year-over-year changes are summarized in the table below.

In 2011 net income from continuing operations increased $28.3 million over the prior year. The current year benefitted from improved operating income before amortization of $270.7 million partially offset by higher interest, amortization, and income taxes of $83.6 million, $80.0 million, and $21.3 million, respectively. The change in net other costs and revenue of $57.5 million also reduced the current year and was primarily due to amounts related to the CRTC benefit obligation and various acquisition, integration and restructuring costs partially offset by debt retirement costs and amounts related to derivative instruments associated with the early redemption of the three series of US senior notes in the prior year. The prior year operating income before amortization included a one-time CRTC Part II fee recovery of $75.3 million which was offset in the current year by amounts related to Shaw Media and growth in the Cable and Satellite divisions.

Net income from continuing operations in 2010 was comparable to 2009. Higher operating income before amortization of $219.5 million, including the aforementioned one-time CRTC Part II fee recovery, was offset by debt retirement costs of $81.6 million, loss on derivative instruments of $45.2 million, higher interest expense of $11.0 million, increased amortization of $73.0 million and a loss on equity investee of $11.3 million.

(In $millions Cdn)	2011	2010
Increased operating income before amortization	270.7	219.5
Decreased amortization of deferred equipment costs and revenue and IRU revenue	10.0	6.1
Increased amortization of deferred charges, financing costs, property, plant and equipment, and other intangibles	(90.0)	(79.1)
Increased interest expense	(83.6)	(11.0)
Change in other net costs and revenue(1)	(57.5)	(145.9)
Decreased (increased) income taxes	(21.3)	7.7

	28.3	(2.7)

(1)	Other net costs and revenue include gain on redemption of debt, debt retirement costs, CRTC benefit obligation, business acquisition, integration and restructuring expenses, loss on derivative instruments, accretion of long-term liabilities, foreign exchange gain on unhedged long-term debt, other gains and equity income (loss) on investees as detailed in the Consolidated Statements of Income and Retained Earnings.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

SEGMENTED OPERATIONS REVIEW

CABLE

FINANCIAL HIGHLIGHTS

				Change
($000’s Cdn)	2011	2010(3)	2009(3)	2011%	2010%
Revenue	3,095,456	2,931,976	2,635,832	5.6	11.2
Operating income before amortization(1)	1,491,700	1,453,429	1,267,937	2.6	14.6
Capital expenditures and equipment costs (net)	708,817	757,085	694,084	(6.4)	9.1
Free cash flow before the following	782,883	696,344	573,853	12.4	21.3
Less:
Interest	(231,678)	(213,898)	(209,438)	8.3	2.1
Cash taxes	(163,600)	(136,000)	(23,300)	20.3	>100
Other adjustments:
Non-cash stock-based compensation	13,319	16,210	–	(17.8)	100.0
Free cash flow(1)	400,924	362,656	341,115	10.6	6.3

Operating margin(1)(2)	48.2%	47.9%	48.1%	0.3	(0.2)

(1)	See key performance drivers on page 20.
(2)	Operating margin is adjusted to exclude the one-time CRTC Part II recovery for 2010. Including the one-time CRTC Part II recovery, the operating margin would be 49.6%.
(3)	The presentation of segmented free cash flow has been adjusted to reflect on a gross basis intersegment transactions. As a result, for 2010 revenue has increased by $4,565 (2009 – $4,850) and operating income before amortization and free cash flow have decreased by $3,398 (2009—$3,342).

2011 vs. 2010

OPERATING HIGHLIGHTS

•	Cable revenue and operating income before amortization of $3.10 billion and $1.49 billion, respectively, improved 5.6% and 6.2% over last year, excluding the one-time Part II fee recovery.
•	Digital customers increased 166,369 during the year to 1,819,388 and penetration of Basic is now 79.5%, up from 70.7% and 56.7% at August 31, 2010 and 2009, respectively.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

•	Digital Phone lines increased 136,534 to 1,233,041 lines and Internet was up 54,217 to total 1,877,231 as at August 31, 2011. During the year Basic cable subscribers decreased 50,988.
•	On June 30 the Company closed the acquisition of the cable system assets of Sun Country Cablevision Inc. located in the central interior of British Columbia.

Cable revenue for 2011 of $3.10 billion improved 5.6% over the prior year. The growth was driven by rate increases and customer growth in Digital Phone and Internet partially offset by lower Basic subscribers and higher promotional activity.

Operating income before amortization of $1.49 billion increased 6.2% over last year excluding the prior period one-time CRTC Part II fee recovery of $48.7 million. The improvement was driven by revenue related growth partially offset by increased employee related costs, programming, and marketing and sales expenses. The current period was also impacted by the CRTC decision approving a retroactive rate increase in support structure charges by ILECs and included the impact of the retroactive increase and ongoing higher costs.

On June 30 the Company closed the acquisition of the cable system assets of Sun Country Cablevision Inc. located in the central interior of British Columbia adding approximately 6,500 Basic cable customers, including 2,100 Digital subscribers, as well as 4,000 Internet subscribers. These assets represent a complementary growth opportunity and will provide synergies with existing operations.

As at August 31, 2011 Shaw had 1,877,231 Internet customers which represents an 82% penetration of Basic. Shaw recently announced its intent to provide a managed Wi-Fi network that will extend a customer’s broadband experience beyond their home. Wi-Fi is in virtually all portable consumer devices and customers are actively seeking Wi-Fi hotspots to reduce data costs and improve their wireless broadband experience. Shaw, working with Cisco, will become the first service provider in Canada to deliver secure, reliable wireless broadband in thousands of locations. During the year the Company also commenced construction of a new data centre in Calgary that will allow it to stay ahead of the technology curve and be able to handle new innovations as they come, such as the Wi-Fi network initiative. The data centre will incorporate energy efficient cooling systems allowing Shaw to reduce the environmental impact. The centre is planned to be complete in the spring of 2014.

As part of the new Internet offerings, Shaw is undergoing a major network upgrade in converting the television analog tiers to digital (the DNU). The network upgrade will significantly increase the Digital customer footprint and provide increased capacity for HD and On Demand programming. During the year the Company also launched the Shaw Gateway, the new standard in connected entertainment that combines the delivery of shared PVR, On Demand entertainment and home networking capability that will allow customers to share pictures and content from their computer onto their television.

Also during 2011 Shaw launched the Shaw Plan Personalizer enabling customers to customize their home entertainment service needs and receive everyday value. Customers can start with a core home entertainment and communications package that includes Extreme Internet, Personal TV, hardware options and Personal Home Phone Basic and then customize the plan to how they want it. Shaw is continuing to evolve to meet customers’ needs.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

2010 vs. 2009

OPERATING HIGHLIGHTS

•	Shaw’s Digital subscriber base continued to grow adding 328,841 new customers.
•	Digital Phone lines increased 234,402 during 2010 to 1,096,306 lines and Internet was up 110,012 to total 1,818,347 as at August 31, 2010. Basic cable subscribers were up 2,410.
•

During 2010 the Company completed the acquisition of Mountain Cablevision operating in Hamilton, Ontario adding approximately 41,000 Basic cable customers, including 24,000 Digital subscribers, 30,000 Internet subscribers, and 32,000 Digital Phone lines.

Cable revenue improved 11.3% to $2.93 billion over 2009. Customer growth, including acquisitions, and rate increases accounted for the improvement. Operating income before amortization of $1.45 billion increased 14.6%. The increase was mainly due to the revenue driven improvements, partially offset by higher employee related and other costs associated with growth including marketing and sales activities as well as the impact of the LPIF fees. A one-time Part II fee recovery of $48.7 million in 2010 also contributed to the increase. Excluding the recovery, the annual improvement was 10.8%.

Shaw’s Digital Phone footprint continued to expand with launches during 2010 in various smaller centres including Campbell River, Winfield, Kimberly and Fernie, all in British Columbia as well as in Stoney Plain and in the surrounding areas of Lethbridge, all in Alberta. The Digital Phone service was launched in Calgary in February 2005 and since that time the footprint has expanded to reach over 95% of Basic customers. During 2010 Shaw achieved record Digital Phone growth and also surpassed a significant milestone of 1,000,000 Digital Phone lines.

During 2010 Shaw also launched its broadband VOD Player allowing customers to experience the convenience of watching their favorite movies and television shows when and where they want. Shaw continued to grow its Digital customer base and Digital penetration of Basic at August 31, 2010 was 70.7%, up from 56.7% and 40.5% at August 31, 2009 and 2008, respectively.

The Company strives to offer leading edge products and services and during 2010 prepared for limited trials of Gigabit Internet, a technology that is delivered over FTTP and is significantly faster than Shaw’s High-Speed Nitro service. High-Speed Nitro offers speeds of 100 Mbps per second and was launched late in 2009. It was available in over 85% of the cable footprint.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

CAPITAL EXPENDITURES AND EQUIPMENT COSTS (NET) – CABLE

				Change
(In $000’s Cdn)	2011	2010	2009	2011%	2010%
Capital expenditures and equipment costs (net):
New housing development(1)	88,066	78,451	73,676	12.3	6.5
Success-based(2)	206,897	222,246	185,469	(6.9)	19.8
Upgrades and enhancement(3)	277,543	289,421	297,651	(4.1)	(2.8)
Replacement(4)	47,371	66,393	55,798	(28.7)	19.0
Buildings and other	88,940	100,574	81,490	(11.6)	23.4

	708,817	757,085	694,084	(6.4)	9.1

Capital expenditure categories listed above include:

(1)	Build out of mainline cable and the addition of drops in new subdivisions.
(2)	Capital and equipment costs (net) related to the acquisition of new customers, including installation of internet and digital phone modems, DCTs, filters and commercial drops for Shaw Business customers.
(3)	Upgrades to the plant and build out of fibre backbone to reduce use of leased circuits and costs to decrease node size and Digital Phone capital.
(4)	Normal replacement of aged assets such as drops, vehicles and other equipment.

2011 vs. 2010

Total capital investment of $708.8 million decreased $48.3 million compared to 2010. Success based capital declined $15.3 million mainly due lower purchases of digital phone customer premise equipment.

Investment in Upgrades and enhancement and Replacement categories combined decreased $30.9 million compared to last year. The current period included investment in the digital network upgrade which was more than offset by lower spending on Digital Phone infrastructure, Video enhancements, and automotive as compared to last year.

Buildings and other decreased $11.6 million compared to the prior year mainly due to reduced investment in various facilities projects. The current year also benefitted from proceeds on the sale of redundant real estate while the comparable period included increased investment in certain corporate assets. These favorable variances were partially offset by higher spend related to back office and customer support systems in the current period.

Spending in new housing development increased $9.6 million over the comparable period mainly due to higher activity as well as bulk stock purchasing in the current year.

2010 vs. 2009

Capital investment for 2010 of $757.1 million was up $63.0 million over 2009.

Success-based capital increased $36.8 million over the comparable period. Digital success-based capital was up primarily due to increased rental activity, primarily HD rentals. Internet

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

success-based capital also increased mainly due to the deployment of higher cost Internet modems related to the launch of the DOCSIS 2.0 and 3.0 integrated Wi-Fi modems.

Investment in Upgrades and enhancement and Replacement categories combined was comparable to 2009. Shaw continued to invest in technology initiatives to recapture bandwidth and optimize its network, including increasing the number of nodes on the network and using advanced encoding and digital compression technologies such as MPEG4.

Investment in Buildings and Other was up $19.1 million over the prior year. The increase was mainly due to proceeds that benefitted the prior year related to the sale of certain redundant facilities.

SUBSCRIBER STATISTICS

				2011		2010
	2011	2010(1)	2009(1)	Growth	Change %	Growth	Change %
CABLE:
Basic subscribers	2,289,775	2,340,763	2,338,353	(50,988)	(2.2)	2,410	0.1
Penetration as a % of homes passed	59.0%	61.4%	62.9%
Digital customers	1,819,388	1,653,019	1,324,178	166,369	10.1	328,841	24.8

INTERNET:
Connected and scheduled installations	1,877,231	1,823,014	1,713,002	54,217	3.0	110,012	6.4
Penetration as % of basic	82.0%	77.9%	73.3%
Stand-alone Internet not included in basic cable	217,068	234,877	240,428	(17,809)	(7.6)	(5,551)	(2.3)
DIGITAL PHONE:
Number of lines (2)	1,233,041	1,096,507	862,105	136,534	12.5	234,402	27.2

(1)	August 31, 2010 and August 31, 2009 figures are restated for comparative purposes as if the acquisition of several cable systems in British Columbia had occurred on that date.
(2)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

				Change
($000’s Cdn)	2011	2010(4)	2009(4)	2011%	2010%

DTH (Shaw Direct)	745,350	721,952	684,831	3.2	5.4
Satellite Services	82,181	82,600	90,205	(0.5)	(8.4)

Revenue	827,531	804,552	775,036	2.9	3.8

Operating income before amortization(1)
DTH (Shaw Direct)	245,176	264,914	223,341	(7.5)	18.6
Satellite Services	42,391	41,804	49,331	1.4	(15.3)

	287,567	306,718	272,672	(6.2)	12.5
Capital expenditures and equipment costs (net):
Success-based	75,927	77,684	73,453	(2.3)	5.8
Transponders	24,500	–	–	100.0	–
Buildings and other	6,396	7,927	8,008	(19.3)	(1.0)

	106,823	85,611	81,461	24.8	(5.1)

Free cash flow before the following	180,744	221,107	191,211	(18.3)	15.6
Less:
Interest (2)	(25,952)	(26,251)	(26,251)	(1.1)	–
Cash taxes on net income	(51,400)	(44,000)	–	16.8	100.0
Other adjustments:
Non-cash stock-based compensation	1,370	1,628	–	(15.8)	100.0

Free cash flow(1)	104,762	152,484	164,960	(31.3)	(7.6)

Operating margin(3)	34.7%	34.8%	35.2%	(0.1)	(0.4)

(1)	See key performance drivers on page 20.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Satellite Services and Shaw Direct.

(3)	Operating margin is adjusted to exclude the one-time CRTC Part II fee recovery in 2010. Including the one-time CRTC Part II recovery, operating margin would be 38.1%.

(4)	The presentation of segmented free cash flow has been adjusted to reflect on a gross basis intersegment transactions. As a result, for 2010 revenue has increased by $14,383 (2009 – $15,105) and operating income before amortization and free cash flow have increased by $3,398 (2009 – $3,342).

SUBSCRIBER STATISTICS

	2011	2010	2009

Shaw Direct customers (1)	908,883	905,796	900,941

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

2011 vs. 2010

OPERATING HIGHLIGHTS

•	Satellite revenue of $827.5 million improved 2.9% over the comparable period
•	Operating income before amortization of $287.6 million improved 2.6%, excluding the one-time Part II fee recovery last year
•	Free cash flow for the year was $104.8 million

Revenue of $827.5 million for 2011 was up 2.9% over last year. The improvement was primarily due to customer rate increases. Operating income before amortization, excluding the one-time Part II fee recovery of $26.6 million, improved 2.6%.

Total capital investment of $106.8 million increased over last year primarily due to the payment to Telesat in the current period related to the new Anik G1 satellite under construction. Shaw Direct has entered into agreements with Telesat to acquire capacity on the new satellite expected to be available early in fiscal 2013. The capacity will provide bandwidth for expanded customer choice, including new HD and other advanced services. Customer satellite dishes recently began to be deployed with new outdoor equipment which will be capable of receiving signals from three satellites, including Anik G1.

During 2011, Shaw Direct also launched a new entry level HD receiver. With this addition, all new receivers are HD and MPEG-4 technology capable which allows for additional channels to be added with existing satellite capacity.

2010 vs. 2009

OPERATING HIGHLIGHTS

•	During 2010 Shaw Direct added 4,855 customers and as at August 31, 2010 DTH customers total 905,796.
•	Free cash flow of $152.5 million for 2010 compares to $165.0 million in 2009.
•	In March 2010 Shaw Direct entered into agreements with Telesat to acquire capacity on a new satellite expected to be available late in calendar 2012.

Revenue of $804.6 million for 2010 was up 3.8% over the comparable year. The improvement was primarily due to rate increases and customer growth the total of which was partially offset by lower revenues in the Satellite services division related to various contract renegotiations.

Operating income before amortization improved 12.5% over the comparable twelve month period to $306.7 million. The improvement was due to revenue related growth partially offset by LPIF costs. The 2010 period included a one-time Part II fee recovery of $26.6 million. Excluding the recovery, the annual improvement was 2.7%.

Total capital investment of $85.6 million increased over the prior year spend of $81.5 million. Success based capital was higher mainly due to increased activations as well as lower customer pricing.

Shaw Direct continually strives to deliver an exceptional customer experience through leading technology, innovative programming and high quality customer service. During 2010 Shaw Direct introduced a new HD PVR with advanced features and launched a number of HD channels including CNN HD and Global Toronto HD. At August 31, 2010 Shaw Direct offered 65 HD channels to its 395,000 HD customers.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

MEDIA

FINANCIAL HIGHLIGHTS

($000’s Cdn)	October 27, 2010 to August 31, 2011 (3)
Revenue	890,913

Operating income before amortization (1)	251,561
Capital expenditures:
Broadcast and transmission	15,107
Buildings/other	11,953

27,060

Free cash flow before the following	224,501
Less:
Interest (2)	(53,237)
Cash taxes	(24,600)
Other adjustments:
Non-cash stock-based compensation	842
CRTC benefit obligation funding	(30,357)
Non-controlling interests	(19,808)

Free cash flow (1)	97,341

Operating margin (1)	28.2%

(1)	See key performance drivers on page 20.

(2)	Interest includes an allocation to the Media division based on the cost of debt incurred by the Company to repay Media debt.

(3)	On October 27, 2010, the Company completed the acquisition of 100% of the broadcasting businesses of Canwest. The acquisition included all of the OTA channels and the specialty television business, including Canwest’s equity interest in CW Media.

OPERATING HIGHLIGHTS

•

On October 27, 2010 Shaw completed the final steps in its purchase of all of the broadcasting assets of Canwest. Collectively these assets, including the Global Television Network and over 20 Specialty services, form Shaw Media, a new division of Shaw.

•

The aggregate purchase price for the Canwest broadcasting assets, including the amounts paid to acquire the shares of CW Media from affiliates of Goldman Sachs Capital Partners and the debt assumed at CW Media, was approximately $2.0 billion.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

The Media assets generate the majority of their revenue from advertising sales and subscription based services. The acquisition of the assets was completed at an attractive point in time of the economic cycle, Canwest was operating under creditor protection and had undergone a restructuring process in advance of Shaw’s acquisition. Significant costs had been removed from the business and assets had been rationalized, including closure of the E! channel. Considering the improving economic conditions within Canada and the restructuring process that Canwest had undertaken, Shaw was positioned to benefit from these assets as the economy and advertising market improved.

As part of the CRTC decision approving the acquisition, Shaw is required to contribute approximately $180.0 million in new benefits to the broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Shaw Media services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. Shaw will also continue to fund the remaining CRTC benefit obligation of approximately $95.0 million, as at October 27, 2010, related to the Canwest purchase of Specialty services from Alliance Atlantis in 2007.

Revenue and operating income before amortization for the period from October 27, 2010 to August 31, 2011 was $890.9 million and $251.6 million, respectively. For informational purposes, on a comparative basis to last year, Media revenues for the current full twelve month period were up approximately 7%, and operating income before amortization, excluding the one-time Part II fee recovery last year, increased almost 25%. The annual improvement was due to higher revenues mainly driven by the strengthening of the advertising market.

During 2011 Global performed well, with Big Brother returning for its thirteenth season and consistently holding a top 10 position. In addition, Combat Hospital was the top ranked Canadian drama this summer and Media’s specialty channels continued to have a strong presence in the rankings.

During the year, in an innovative way for customers to access content whenever and wherever they want, Shaw released its Global App for the iPad. It was the number one free download on the Canadian App Store during the entire first week of launch. The Global App for iPad offers viewers another exciting way to access the network’s blockbuster library of premium content, including full episodes of House, The Good Wife, NCIS: LA, The Office, Rookie Blue and Survivor.

Media was successful in renegotiating 4 collective bargaining agreements covering over 1,000 unionized employees, the majority of which had been out of contract for 4 to 5 years. A fair and equitable solution for both business and the unionized employees was reached and the new agreements have been ratified.

Capital investment since acquisition included the conversion of transmitters from analog to digital in the CRTC mandated markets, upgrades of aging production equipment and improvements to network infrastructure and websites. After closing the acquisition the integration of various back-office infrastructure commenced and was substantially complete at August 31, 2011.

IV.   FINANCIAL POSITION

Total assets at August 31, 2011 were $12.5 billion compared to $10.2 billion at August 31, 2010. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2010.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Current assets increased $666.8 million primarily due to increases in cash and cash equivalents of $226.7 million, accounts receivable of $246.4 million, inventories of $43.1 million, other current assets of $202.9 million and assets held for sale of $15 million, all of which were partially offset by a decrease in derivative instruments of $65.2 million. Cash and cash equivalents increased as the net funds provided by operating and financing activities, including proceeds from the issuance of $1.3 billion of senior notes and $300.0 million Preferred Shares, exceeded the cash outlays on capital expenditures and the broadcasting business acquisition and the cash requirements of the wireless build prior to being discontinued. Accounts receivable and other current assets were up primarily as a result of the Media acquisition while inventories were higher due to increased equipment purchases. Assets held for sale of $15 million arose due to the decision to cease further construction of a wireless network. Derivative instruments decreased due to settlement of the contracts.

Investments and other assets decreased $730 million due to the acquisition of remaining equity interest in CW Media which is now consolidated as a 100% owned subsidiary and expensing of acquisition related costs partially offset by investments in several specialty channels purchased in the Media acquisition.

Property, plant and equipment and other intangibles increased $195.6 million and $72.8 million, respectively as current year capital investment and amounts acquired on the Media acquisition exceeded amortization and the impact of the Company’s decision to cease further construction of its wireless network which resulted in a write-down of $111.5 million and reclassification of $16 million to assets held for sale.

Future income taxes of $21.8 million arose due to timing of temporary differences.

Other long-term assets increased $24.9 million primarily due to higher deferred equipment costs and prepaid maintenance and support contracts.

Broadcast rights and licenses, and goodwill increased $1.4 billion and $645.7 million, respectively, primarily due to the Media acquisition. Program rights of $67.1 million also arose due to the acquisition.

Current liabilities were up $111.8 million due to increases in accounts payable of $171.9 million, other liability of $161.3 million and unearned revenue of $9.1 million partially offset by decreases in income taxes payable of $158.2 million and derivative instruments of $72.2 million. Accounts payable and accrued liabilities increased primarily due to the impact of the Media acquisition. Unearned revenue increased due to rate increases and customer growth. Income taxes payable decreased due to funding income tax amounts partially offset by current year tax expense and amounts assumed on the Media acquisition. Derivative instruments decreased due to the end of swap notional exchange relating to an outstanding cross-currency interest rate agreement partially offset by reclassifying amounts from non-current liabilities based on settlement dates. The other liability is the obligation in respect of the principal component of the US $300 million amended cross-currency interest rate agreements which has been reclassified from noncurrent liabilities as it settles in December 2011.

Long-term debt increased $1.3 billion as a result of the issuance of $900 million senior notes in December 2010 and $400 million in February 2011. Approximately $1 billion was required to complete the Media acquisition during the first quarter. The acquisition was initially funded through borrowings under the Company’s revolving credit facility which were subsequently repaid primarily with the net proceeds from the $900 million senior notes offerings.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Other long-term liabilities were up $59.6 million mainly due to the non-current portion of CRTC benefit obligations and benefit plans as a result of the Media acquisition as well as current year defined benefit pension plan expense partially offset by the aforementioned reclassification of the obligation in respect of the principal component of the US $300 million amended cross-currency interest rate agreements.

Derivatives decreased $6.5 million as amounts have been reclassified to current liabilities based on settlement dates.

Future income taxes increased $247.5 million primarily due to the Media acquisition partially offset by current year tax recovery in respect of discontinued operations.

Share capital increased $383 million due to the issuance of 12,000,000 Preferred Shares for net proceeds of $290.9 million as well as issuance of 4,594,347 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”) for $89.8 million. As of November 22, 2011, share capital is as reported at August 31, 2011 with the exception of the issuance of 1,208,779 Class B Non-Voting Shares under the DRIP and upon exercise of options subsequent to year end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive income decreased due settlement of the forward purchase contracts in respect of the closing of the acquisition of the broadcasting business. Non-controlling interests arose in the current year due to a number of non-wholly owned specialty channels acquired as part of the Media acquisition.

V.   CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

				Change
(In $000’s Cdn)	2011	2010	2009	2011%	2010%

Funds flow from continuing operations	1,443,179	1,376,799	1,323,840	4.8	4.0
Net decrease (increase) in non-cash working capital balances related to continuing operations	(201,528)	81,852	59,090	>(100.0)	38.5

	1,241,651	1,458,651	1,382,930	(14.9)	5.5

Funds flow from continuing operations increased in 2011 over 2010 due to the combined impact of higher operating income before amortization adjusted for non-cash program rights expenses partially offset by higher interest expense, funding of CRTC benefit obligations, the realized loss on the mark-to-market payments to terminate the cross-currency interest rate exchange agreements in conjunction with repayment of the CW Media term loan, higher current income taxes and the acquisition, integration and restructuring costs in the current year. In 2010, funds flow from continuing operations increased due to growth in operating income before amortization partially offset by higher current income tax expense.

The year-over-year net change in non-cash working capital balances is primarily due to the seasonal advertising impact of the new Media division on accounts receivable in 2011, the timing of payment of accounts payable and accrued liabilities and current taxes payable.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Investing activities

				Decrease (Increase)
(In $000’s Cdn)	2011	2010	2009	2011	2010

Cash flow used in investing activities	(1,349,874)	(1,713,839)	(966,716)	363,965	(747,123)

The cash required for investing activities in 2011 decreased over the prior year due to the cash outlay of $744.1 million in 2010 in respect of the Company’s initial investment in CW Media and the Mountain Cable acquisition partially offset by amounts paid to complete the acquisition of the media business and higher capital expenditures and inventories in the current year.

Cash requirements were higher in 2010 due to the aforementioned initial investment in CW Media and the Mountain Cablevision acquisition partially offset by the final cash outlay of $152.5 million in 2009 in respect of deposits for the wireless spectrum licenses.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Financing activities

The changes in financing activities during the years were as follows:

(In millions Cdn)	2011	2010	2009

Issuance of Cdn $500 million 5.50% senior notes	498.2	–	–
Issuance of Cdn $800 million 6.75% senior notes	778.9	–	–
Issuance of Preferred Shares	300.0	–	–
Issuance of Cdn $1.25 billion 5.65% senior notes	–	1,246.0	–
Issuance of Cdn $650 million 6.75% senior notes	–	645.6	–
Issuance of Cdn $600 million 6.50% senior notes	–	–	598.2
Senior notes and Preferred Shares issuance costs	(17.3)	(10.1)	(4.6)
Repayment of CW Media US $389.6 million term loan	(394.9)	–	–
Redemption of CW Media US $338.3 13.5% senior notes	(333.9)	–	–
Redemption of US $440 million 8.25% senior notes	–	(465.5)	–
Redemption of US $225 million 7.25% senior notes	–	(238.1)	–
Redemption of US $300 million 7.20% senior notes	–	(312.6)	–
Payments on cross-currency agreements	–	(291.9)	–
Repayment of Videon CableSystems Inc. 8.15% senior debentures	–	–	(130.0)
Bank loans and bank indebtedness – net repayments	–	–	(99.2)
Purchase of Class B Non-Voting Shares for cancellation	–	(118.1)	(33.6)
Dividends paid to common shareholders	(352.0)	(372.1)	(351.9)
Distributions paid to non-controlling interests	(21.9)	–	–
Debt retirement costs	–	(79.5)	(9.2)
Senior notes prepayment premium	(19.5)	–	–
Proceeds on bond forward contracts	–	–	10.8
Issuance of Class B Non-Voting Shares	45.9	47.1	57.0
Repayment of Partnership debt	(0.6)	(0.5)	(0.5)

Cash flow provided by financing activities	482.9	50.3	37.0

VI.   LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $603.0 million of free cash flow. Shaw used its free cash flow along with net proceeds of $1.27 billion from its three senior notes issuances, net proceeds of $290.9 million from its Preferred Share issuance, proceeds on issuance of Class B Non-Voting Shares of $45.9 million and other net items of $23.2 million to pay $981.2 million to complete the broadcasting business acquisition including repayment of the CW Media term loan and breakage of related currency swaps, fund the net change in working capital requirements of approximately $218.2 million, pay common share dividends of $352.0 million, fund cash requirements of the wireless discontinued operations of $148.0 million, pay $353.4 million to redeem the Media senior unsecured notes including the prepayment premium, purchase cable systems for $35.7 million and increase cash and cash equivalents by $143.6 million.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Within thirty days of closing of the Media acquisition, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US 13.5% senior unsecured notes due 2015 issued by it in accordance with a related indenture dated as of July 3, 2008. As a result, on November 15, 2010, an offer was made to purchase all of the notes for an effective purchase price of US $1,145.58 for each US $1,000 face amount. An aggregate of US $51.6 million face amount was tendered under the offer and purchased by the Company for cancellation for an aggregate price of approximately $60 million, including accrued interest. During the fourth quarter, the Company elected to redeem the remaining outstanding US $260.4 million face amount, having an aggregate accrued valued of US $282.3 million, at 106.75% as set out under the terms of the indenture at an effective purchase price of US $1,230.70 for each US $1,000 face amount.

To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on November 18, 2010. The shelf prospectus allows for the issue of up to an aggregate $4 billion of debt and equity securities over a 25 month period. Pursuant to this shelf prospectus, the Company issued $300.0 million of Preferred Shares and completed three senior notes offerings totalling $1.3 billion as follows:

•

On May 31, 2011 the Company issued 12,000,000 Preferred Shares at a price of $25.00 per share for aggregate gross proceeds of $300.0 million. The net proceeds were used for working capital and general corporate purposes while excess funds are being held in cash and cash equivalents. Holders of the Preferred Shares are entitled to receive, as and when declared by the Company’s board of directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. Holders of the Series B Preferred Shares will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s board of directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.

•

On December 7, 2010 the Company issued $500 million senior notes at a rate of 5.5% due December 7, 2020 and issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The effective rate on the $500 million senior notes and $400 million senior notes is 5.548% and 6.963%, respectively, due to discounts on the issuances. The net proceeds from the notes issuances were used to repay borrowings under the Company’s $1 billion revolving credit facility. In conjunction with the senior notes issuances, the unsecured $500 million revolving credit facility was cancelled. No amounts had been drawn under this facility.

•

On February 17, 2011 the Company issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The effective rate is 6.961% due to the discount on issuance. The net proceeds were used for working capital and general corporate purposes as well as to partially repay borrowings under the revolving credit facility while excess funds are held in cash and cash equivalents.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

The Company’s DRIP allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. During the year, the Company announced that the Class B Non-Voting Shares distributed under its DRIP would be new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date. Previously, the Class B Non-Voting Shares were acquired on the open market at prevailing market prices. The change was effective for the May 30, 2011 dividend payment and to August 31, 2011 has resulted in cash savings and incremental Class B Non-Voting Shares of $39.4 million.

On November 25, 2010 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 37,000,000 Class B Non-Voting Shares during the period December 1, 2010 to November 30, 2011. No shares were repurchased during the current year.

At August 31, 2011, the Company held $443.4 million in cash and cash equivalents and had access to $1 billion of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Debt structure

Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2011, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Off-balance sheet arrangement and guarantees

Guarantees

Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 17 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2011 are detailed in the following table.

CONTRACTUAL OBLIGATIONS

	Payments due by period
(In $000’s Cdn)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years

Long-term debt (1)	9,428,435	331,820	2,009,340	776,501	6,310,774
Operating obligations (2)	2,052,968	616,542	550,356	393,684	492,386
Purchase obligations (3)	45,273	19,723	25,550	–	–
Other long-term obligations (4)	253,211	14,131	41,575	55,122	142,383

	11,779,887	982,216	2,626,821	1,225,307	6,945,543

(1)	Includes principal repayments and interest payments.

(2)	Includes maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities and lease of premises.

(3)	Includes capital expenditure and inventory purchase commitments.

(4)	Includes expected payments primarily in respect of defined benefit plans and program rights.

VII.   ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s Annual Information Form dated November 29, 2011, can be found on SEDAR at www.sedar.com.

VIII.   COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investors/Corporate Governance/Compliance with NYSE Corporate Governance Listing Standards).

IX.   CERTIFICATION

The Company’s Chief Executive Officer and Chief Financial Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting.

As at August 31, 2011, the Company’s management, together with its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and internal control over financial reporting. Based on these evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting are effective.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2011

As permitted by SEC guidance, management has excluded the Media segment from this evaluation of the system of internal control over financial reporting. Shaw completed the purchase of 100% of the Media segment on October 27, 2010. Additional information regarding this acquisition is included in Note 2 to the consolidated financial statements. The Media segment had assets and revenues representing approximately 23% and 19%, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2011. Further information on the Media segment is included in Note 16 to the consolidated financial statements. The Media segment will be included in management’s evaluation of internal controls over financial reporting for the fiscal year ended August 31, 2012.

There were no changes in the Company’s internal controls over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.